Exhibit 99.1

Midatech will host a conference call and live Q&A session today (Monday 23 April 2018) at 1400 BST / 0900 EDT for analysts and investors to discuss the Full Year 2017 Results. Dr Craig Cook, Chief Executive Officer-designate, and Nick Robbins-Cherry, Chief Financial Officer, will lead the presentation.

The conference call dial-in details are: UK: +44 (0) 1452 580570 US: +1 866-223-0481 ID: 8963358

The presentation will be available on Midatech’s website shortly before the call, and a recording will be available shortly afterwards.

23 April 2018
Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Audited financial results for the year ended 31 December 2017

Midatech Pharma (AIM: MTPH; NASDAQ: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology, immunology and other therapeutic areas, today announces its audited financial results for the twelve-month period ended 31 December 2017.

Financial highlights

•	Total gross revenues(1) for the year up 31% to £12.08m (2016: £9.21m), in line with expectations

•	Total revenue(2) for the year up 10% to £7.60m (2016: £6.92m)

•	Statutory revenue(3) for the year up 6% to £6.76m (2016: £6.38m)

•	US product net sales for the year up 28% to £6.65m (2016: £5.19m)

•	£13.20m cash and deposits at 31 December 2017 (2016: £17.61m), in line with market forecasts

•	Net loss after tax of £16.06m (2016: £20.16m) with net cash outflow in the year of £4.15m (2016: £0.97m inflow)

•	Tax credit receivable of £1.19m (2016: £1.44m)

•	Entered into a senior secured $15m loan agreement with MidCap Financial Trust in Q4 2017. $7m has been received, the remaining $8m is dependent on clinical development milestones

Operational highlights including post period end highlights

•	MTD201 Q-Octreotide for carcinoid cancer: regulatory submission in EU for first in-human clinical trial; approval received shortly after year-end, with data read-out expected H2 2018

•
MTX110 for DIPG childhood brain cancer: regulatory submission to the US Food and Drug Administration for first in-human clinical trial at University of California San Francisco and Memorial Sloane Kettering (New York); approval received shortly after year-end

•
MTD119 for HCC liver cancer: commenced IND enabling toxicology programme with data readout expected H2 2018; MTD119 was granted Orphan Drug Designation by the European Medicines Agency in February 2018

•
Manufacturing: licence granted to the Group’s Bilbao manufacturing operation by the Spanish Medicines Agency (AEMPS), enabling the production of our sustained release formulations for clinical and commercial use – a pivotal step on the road to commercialising MTD201 Q-Octreotide

•	US commercial business as a standalone operation achieved breakeven on an EBITDA basis for the second half of 2017

1)
Total gross revenues represents the full list price of products shipped to wholesalers and other customers before product returns, discounts, rebates and other incentives based on the sales price and grant revenue.

2)	Total revenue represents Statutory Revenue (defined below) plus grant income
3)	Statutory Revenue represents total gross revenue, excluding grant revenue and after deductions for product returns, discounts, rebates and other incentives.

Commenting on the Full Year 2017 Results, Midatech’s Chief Executive Officer-designate, Dr Craig Cook, said: “2017 was a year of significant change and progress for Midatech. We have continued the development of our three lead oncology drug candidates and we now have exciting value inflection points coming up in 2018. Additionally we made good progress with our immunotherapy assets, which are now advancing toward potential clinical development. Our US commercial business recorded solid growth, achieving a breakeven EBITDA in the second half of the year.

“As we announced earlier in the year, Midatech has an updated leadership team and we are fully focused on advancing our R&D pipeline into clinical development and beyond. With additional funding secured, we are well-resourced to drive towards our clinical objectives. We are enthused by the prospect of delivering transformative therapies to improve patients’ lives and progressing our R&D pipeline forward to address unmet needs in significant markets, driving future profitability and creating value for stakeholders.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

– Ends –

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO-designate
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Ryan McCarthy
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nicholas Brown
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

CHAIRMAN AND CHIEF EXECUTIVE’S STATEMENT

The Group’s hard work in 2017, dealing successfully with some significant challenges, means Midatech is well-positioned to reach key value inflection points in our lead development projects during 2018 and beyond, and for the first time, we forecast that our US marketing operation will be profitable on an EBITDA basis for a full year in 2018.

Introduction

2017 saw Midatech make important progress towards achieving our objective of creating significant shareholder value through advancing our three key R&D projects for rare cancers and by profitably commercialising our cancer supportive care products.

As a fully integrated business, we have made great strides with our development programmes, scale-up of our manufacturing capabilities, and also with our commercial organisation as we start to prepare our in-house products for launch.

Progress against strategy

In-house oncology products

Q-Octreotide

During the past year, Midatech has completed the formulation of Q-Octreotide, its pre-clinical testing phase as well as manufacture for the forthcoming clinical trial. This followed a lengthy but valuable and comprehensive liaison with the US Food and Drug Administration (“FDA”) regarding the clinical trial design, in order to optimise the conduct of the clinical trial. We also satisfactorily addressed manufacturing challenges which was necessary prior to commencement of the study. The initial clinical trial application was submitted in October 2017. The study received Polish regulatory approval in January 2018, and is expected to commence in April 2018. The trial programme has two components, an initial exploratory phase, which should complete during the first half of the year, and a second confirmatory phase expected to be completed by the end of 2018.

Whilst our existing manufacturing capability is sufficient to meet anticipated early demand, the next stage of development would require further investment in full commercial scale manufacturing capacity ahead of filing for marketing authorisation.  If the product shows interchangeability with Sandostatin LAR, the Company expects to file for marketing authorisation with the FDA in 2020.

MTX110

Our licence deal with Novartis, signed in 2017, gave us access to a highly potent drug, panobinostat, to use in our children’s brain tumour product, MTX110. Midatech’s nano-inclusion technology platform enables local delivery of panobinostat directly to the tumour via a catheter system called Convection Enhanced Delivery, diffusing the drug into and around the tumour. This technique allows for elevated drug concentrations to be delivered to the tumour, while at the same time minimizing systemic toxicity and peripheral side effects.

Following comprehensive and constructive discussion with the FDA regarding the clinical trial design, the Investigative New Drug (“IND”) application was submitted to the FDA in Q4 2017 and approval was granted in January 2018. We were then required to obtain ethics approval for the trial, which is expected to be granted in April 2018. The study is expected to formally commence Q2 2018.

The study, a combined Phase I/II in up to 43 patients, will be conducted at the University of California San Francisco and at Memorial Sloan Kettering Cancer Centre in New York. It is expected to take up to two years to complete but, as it is open label, if encouraging results are seen as the study progresses, then discussions with the FDA can be accelerated to enable greater patient access through compassionate use and/or accelerated approval.

MTD119

The pre-clinical programme for MTD119, comprising the anti-cancer compound maytansine bound to GNP, was completed in July 2017, with studies demonstrating potent anti-tumour activity. Peak reduction in tumour growth due to MTD119 suggests that it has the potential to be more effective than the standard of care, Sorafenib. Improved tolerability may reflect specific targeting of maytansine to tumour cells by MTD119.

Midatech has now entered formal IND enabling studies, with completion of the first pilot animal studies in the first half of 2018, and completion of the remainder of the studies expected in the fourth quarter of 2018 or early 2019. These studies will allow Midatech to review the data for efficacious dose levels versus toxic dose levels and optimise the dosing regime for a potential future first in-human study.  Assuming favourable data, Midatech hopes to complete an IND submission to the FDA H1 2019, for first-in-human studies in H2 2019. On February 22, 2018, Midatech announced that the European Medicines Agency granted orphan drug designation for MTD119.

Manufacturing Operations

A highlight of 2017 was the upscaling of our manufacturing capability in Bilbao, Spain, enabling us to produce our sustained release microcapsule formulations for clinical and commercial use. This includes the required clinical grade batches of Q-Octreotide (MTD201) allowing that key programme to commence. The upgrade involved a €1.6 million investment during 2016 and 2017, and considerable effort in process development from our teams in Bilbao and Cardiff. Some significant upscaling challenges were overcome and the upgraded facility was signed off by the Spanish Medicines Agency to GMP (Good Manufacturing Practice) standard in the second half of the year.

US Commercial Organisation

The US commercial arm of the organisation has reached a significant point in its development. During the first half of 2017, increased discounting pressure in the market had some impact on margins. However, we had a strong second half of the year, and for H2 2017, despite the above challenges, the US commercial business on a standalone basis has broken even, on an EBITDA basis, for the first time.

We recently initiated a market expansion study – a Phase 4 clinical trial – for one of our marketed products in the US, Gelclair. This study received approval in December, and we will be testing the product for use in patients undergoing bone marrow transplants over the next 12 months. If that study shows the product to be as effective for treating oral mucositis as it is in current users undergoing chemo- or radiotherapy, we would expect to see a significant expansion of use.

Partnerships

The Emergex collaboration, signed during 2016, had a positive first year with the successful application of Midatech know-how to rapidly deliver multiple, novel, peptide-bearing gold nanoparticles for application as vaccines against a variety of infectious diseases. As communicated previously, our collaboration with Ophthotech in the US came to an end during the year due to Ophthotech’s internal issues.

Financing

In October, we undertook a £6 million fund raise and placing of shares to existing and new investors, the proceeds of which are being used to drive forward the clinical development programmes. In conjunction with the fund raise, the Group went through a cost reduction exercise, including decreasing the costs of the Board and senior management team.

This equity fundraise was followed, in December, by the Company entering into a four-year senior secured loan agreement with MidCap Financial of up to $15 million.  $7 million was drawn on closing and provides the necessary working capital to reach the value-driving inflection points in our product development programmes in 2018. Drawdown of the remaining $8 million is dependent on clinical development milestones. This agreement was also a strong, independent validation of the progress the business has made.

Risk management

Our development programmes, targeted at new delivery mechanisms for approved therapies, are complemented by our balanced portfolio of commercialised products which serves to mitigate risk. The Board monitors risks on an ongoing basis, and during 2017 put in place a formal Compliance Committee, which reports to the Board.

People

Across the business, the entire Midatech team has worked continuously to meet difficult deadlines and challenging targets. On behalf of ourselves and the rest of the Board, we would like to thank colleagues for their dedication and contributions during 2017 that has enabled the Group to achieve a strong platform on which to build for the future.

In recognition of our employees’ commitment to the business, the Board introduced a share save scheme, the Midatech Pharma Share Incentive Plan, allowing employees to invest in Midatech through the acquisition of shares and to participate in the future success of the Group.

Outlook

Looking forward, we expect important advances in all areas of the business during 2018. Positive clinical trial readouts for Q-Octreotide would accelerate the path to product registration. Early data from the MTX110 children’s brain tumour study will be an important indicator of the product’s efficacy and may also lead to early registration for this ultra-rare indication in children. The Gelclair study readouts later in the year could widen the product’s application and as a result have a significant impact on sales and growth potential. Beyond our internal priorities, we continue to look for prospective partnerships to take on commercial rights for our own development projects. We will be pursuing multiple opportunities in the coming months, and look forward with cautious optimism to a pivotal year ahead.

On 15 March 2018, the Company announced that Dr Jim Phillips would step down as CEO at the end of May 2018 after having served the Company for five years. On behalf of the Board, we thank Jim for his contribution to the Group since IPO. The Board has appointed Dr Craig Cook (currently Chief Operating Officer and Head of Research & Development) to succeed Dr Phillips as CEO and proposed Board member from 1 June 2018, following a transition period of approximately three months in order to ensure a smooth handover.

Dr Cook, who joined Midatech in April 2014, has more than 20 years of international experience in the pharmaceutical, biomedical and high technology sectors including roles across a range of therapeutic areas covering both drug development and medical affairs. The Company is fortunate that, in Dr Cook we have an internal candidate who can take over responsibility as CEO, ensuring continuity and a controlled handover. He will provide strong leadership, demonstrated expertise, a deep understanding of the business, and a relentless focus on delivery of key value-driving programmes to take Midatech into its next phase of value creation. The Board is also evaluating options for obtaining non-dilutive funding, that would enable the Group to deliver on its key value-driving programmes and to take Midatech into its next phase of value creation without a reliance in the short-term on equity finance. We have every confidence that Dr Cook, together with his senior management team, will drive Midatech to a successful future.

On behalf of the Board, we would like to thank all of Midatech staff, investors, clinicians and patients for their continued support during 2017.

Rolf Stahel	Dr Jim Phillips
Chairman	Chief Executive Officer

OUR DEVELOPMENT PIPELINE

We are advancing the development of multiple, high value, therapies, and 2018 is expected to see the first in-human studies for two of our lead programmes: MTD201 for carcinoid cancer using our sustained release technology, and MTX110 for childhood brain cancer based on our nano-inclusion technology. We also expect to progress towards the clinic for our gold nanoparticle based programmes, MTD119 for liver cancer and our brain cancer immunotherapy programmes MTR111 and MTR116.

Focus Programme: Q Octreotide

Long-acting formulation of octreotide, using Midatech’s sustained release Q-SpheraTM technology for the treatment of carcinoid cancer and acromegaly.

•	Estimated global market in excess of $2 billion, dominated by Sandostatin® and Somatuline®

•	The targeted profile of Q Octreotide is as follows:

-	Interchangeable with the market leading Sandostatin LAR®, the current Standard of Care (SoC)

-	Faster to reconstitute than SoC, which will reduce nurse time and patient waiting times

-	Simpler to reconstitute than SoC, reducing the need for nurse training and the risk of error

-
Improved reconstituted product stability and simpler process will reduce the risk of wastage of doses, the need to repeat part of the reconstitution process, or the occurrence of injection blockages and partial doses, all of which can be significant problems with current competitor products

-	Reduced need to perform 2-week test period, as is required for competitor products

•	Streamlined manufacturing process in Midatech’s Bilbao facility

-	Terminal sterilisation aseptic manufacture

-	High-throughput process producing ‘printed’ microspheres

-	Transferable to future Q-Sphera™ projects

•	Next steps

-	Human studies to commence in H1 2018

-	505(b)(2) submission in the US anticipated H1 2020

-	US marketing authorisation anticipated in 2020

-	Launch anticipated in 2020-21

Focus Programme: MTX110 for DIPG

Treatment for ultra-rare childhood brain tumour (DIPG), with delivery of therapeutic constructs directly into tumour using Midatech’s nano-inclusion technology.

•	Estimated addressable global market around $100 million

•	Less than 1,000 cases per year worldwide

•	Universally fatal, with median survival time of 9 months

•	No effective current treatment; surgical resection is not possible

•	The chosen delivery technique allows elevated drug concentrations of solubilised MTX110 to be infused directly into the tumour, while minimising systemic toxicity and peripheral side-effects

•	Compassionate use/named patient programme in UK and US:

-	Six patients treated to date – treatments have thus far been well tolerated

•	Utilises Panobinostat API, licensed from Novartis in June 2017, and demonstrated very high potency against DIPG tumour cell lines in the laboratory and in animal studies

•	Next steps

-	Build on the high level of regulatory support received in 2017

-	US and/or EU studies estimated to commence in H1 2018

-	Potential for orphan drug designation and paediatric extensions

-	Product could receive fast track approval and be commercially available as early as 2020/21

Focus Programme: MTD119 for liver cancer

Targeted therapy treatment for liver cancer using Midatech’s gold nanoparticle technology

•	Estimated addressable global market $1 billion by 2024

•	Second leading cause of cancer deaths worldwide; around 800,000 affected

-	95% non-curable, non-operable and median survival less than one year

-	Successful outcomes with chemotherapy are rare and generally short lived

•	MTD119 focus is to increase tolerability to an otherwise lethal dose of the active drug, mertansine, and to generate higher anti-tumour efficacy through improved bio-distribution of the active

•
Initial animal data, to be confirmed in IND enabling studies, suggests peak reduction in tumour growth is better than the current standard of care (Sorafenib), and improved survival, with clear dose response

•	MTD119 drug candidate granted Orphan Drug Designation by the European Medicines Agency in February 2018

•	Next steps

-	Data readout from further pre-clinical and IND enabling toxicology studies, which may lead to an informed decision to proceed to formal clinical development.

-	First in-human study planned for 2019, pending supportive data

-	Potential for orphan designation in other territories

Testimonials
“Combining Midatech’s impressive Q-Sphera sustained release technology with the pharmacologically active agent octreotide promises a much-needed product for treating acromegaly and endocrine tumours. MTD201’s interchangeability with Octreotide LAR, as well as the opportunity for simpler reconstitution, fewer errors and wastage, and improved patient experience, would be a welcome addition to the limited choice of therapies currently available. Achieving such a unique product equivalent to Octreotide LAR would be advantageous for patients, physicians, and payors.”
Professor Shlomo Melmed, Dean of Medical Faculty, Cedars-Sinai Medical Centre, Los Angeles

“DIPG is a devastating childhood brain cancer with virtually no long-term survivors, and for which there are no current therapies other than palliative treatments. Midatech’s MTX110 has shown promise as one of the most potent compound against DIPG brain tumour cells in laboratory experiments, and has also been well tolerated in compassionate use treatments to date. It is exciting to be working with the Midatech team on taking MTX110 into formal clinical trials in patients that are about to start, and developing a potentially breakthrough treatment for DIPG.”
Professor Sabine Mueller, Paediatric Neuro-Oncologist, Benioff Children’s Hospital, University of California San Francisco

FINANCIAL REVIEW

Introduction

Midatech Pharma plc (the "Company") was incorporated as a company on 12 September 2014 and is domiciled in England. The Midatech Group was formed on 31 October 2014 when Midatech Pharma plc acquired the entire issued share capital of Midatech Limited and its wholly owned subsidiaries.  The Group was expanded when, on 8 December 2014, the Company acquired the entire issued share capital of UK based Q Chip Limited (“Q Chip”), a pharmaceutical development company.  Q Chip was subsequently renamed Midatech Pharma (Wales) Limited (“MPW”).  The Company was admitted to AIM on 8 December 2014, raising £32.0m before costs in new capital.

On 4 December 2015, the Company acquired the entire issued share capital of U.S. based, DARA BioSciences, Inc. (“DARA”), an oncology supportive care pharmaceutical company.  DARA was subsequently renamed Midatech Pharma US, Inc. (“MPUS”).  On 4 December 2015, following the DARA acquisition, American Depositary Receipts ("ADRs") with each ADR representing the right to receive two ordinary shares, were admitted to trading on the NASDAQ Stock Market LLC trading platform ("NASDAQ").

The MPUS business brought with it a portfolio of five cancer supportive care products and an established commercial platform in the U.S. market with a field sales organisation. To supplement this acquisition, on 24 December 2015, the Company acquired Zuplenz® (ondansetron), a marketed anti-emetic oral soluble film from Galena Biopharma, Inc. (Nasdaq: GALE) for the prevention of chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting, and post-operative nausea and vomiting.

On 28 October 2016, the Company announced that at a General Meeting, shareholders had approved the issuance of 15,157,044 new ordinary shares following a Placing to new and existing institutional shareholders and additional Open Offer.  This raised proceeds of £16.67m before expenses and the new shares were admitted to AIM on 31 October 2016.  On 16 October 2017, the Company announced that at a General Meeting, shareholders had approved the issuance of a further 12,314,679 new ordinary shares following a Placing to new and existing institutional shareholders and additional Open Offer.  This raised proceeds of £6.16m before expenses and the new shares were admitted to AIM on 17 October 2017.

On 2 January 2018, the Company announced that it had entered into a four-year senior secured loan agreement with MidCap Financial (“MidCap”) of up to $15m.  As at 31 December 2017, an initial tranche of $7m had been received. Drawdown of the remaining $8m is dependent on achieving certain clinical development milestones.

Reclassification of 2015 and 2016 comparative operating costs

Management has reviewed how costs are presented on the income statement, allocated between:

•	Research and development costs;

•	Distribution costs, sales and marketing; and

•	Administrative costs.

In order to give a clearer and more meaningful picture of activity within the business, certain costs, previously shown within administrative costs have been reclassified to either research and development costs, or distribution costs, sales and marketing.  Comparative figures for 2016 and 2015 have been reclassified using the same allocation basis as the 2017 results.

	2016 reclassified	2016 original	2015 reclassified	2015 original
	£’000	£’000	£’000	£’000

Research and development costs	7,796	6,684	8,710	5,920
Distribution costs, sales and marketing	12,510	9,523	605	374
Administrative costs	5,123	9,222	4,908	7,929
	25,429	25,429	14,223	14,223

Financial analysis

Key performance indicators
	2017		2016		Change

Total gross revenues(1)	£12.08	m	£9.21	m	+31%
Statutory Revenue	£6.76	m	£6.38	m	+6%
US commercial revenue	£6.65	m	£5.60	m	+18%
US commercial revenue as % of Statutory Revenue	98%		88%		n/a
R&D costs (2016 reclassified)	£10.19	m	£7.80	m	+31%
R&D as % of operating costs(2) (2016 reclassified)	45%		31%		n/a
Loss from operations before intangible asset impairment charges(2)	£(16.08m	)	£(19.17m	)	-16%
Net cash inflow/(outflow) for the year	£(4.15m	)	£0.97	m	n/a
Average headcount	85		84		+1%

1)
Total gross revenues represents the full list price of products shipped to wholesalers and other customers before product returns, discounts, rebates and other incentives based on the sales price plus grant revenue.

2)	Total operating costs used to calculate R&D as a percentage of operating costs is stated before intangible asset impairment charge of £1.50m (2016: £11.41m).

Midatech’s KPIs focus on the key areas of sales revenue, R&D spend, operating results and cash management. These measures provide information on the both the commercial operation and also the key R&D development programmes.  Additional financial and non-financial KPIs, including further KPIs in respect of the research and development programmes, are being considered and may be adopted in due course.

For the year ended 31 December 2017, Midatech generated consolidated total gross revenues(1) of £12.08m (2016: £9.21m), an increase of 31% on the prior year and in-line with market expectation.  Included in this figure are gross product sales generated by the US commercial business of £11.13m (2016: £7.47), an increase of 49%.  Statutory Revenue for the year also increased, by 6%, to £6.76m (2016: £6.38m).

As part of the MPW acquisition, Midatech acquired the in-process research and development relating to various product development programmes including Q Octreotide, one of Midatech’s lead programmes, and Opsisporin. Opsisporin is a sustained release treatment for uveitis, an inflammatory condition of the eye.  Whilst pre-clinical proof of concept studies have been completed for the product, Opsiporin is outside of Midatech’s strategic focus and as a result the decision was made not to continue with the programme at this point. The product still has merit and when the Group has the available resources, development may be continued. The absence, however, of an immediate opportunity to commercialise the asset has lead management to conclude that it has become impaired, resulting in a charge to the Income Statement of £1.50m.

In 2016, management concluded that, whilst overall performance of the MPUS business had been good, sales of Oravig® has been disappointing and, as a result, the value of this element of the intangible assets acquired with the DARA business has become impaired, resulting in a charge of £11.41m to the Income Statement.  The performance of the other MPUS products, including Zuplenz®, enabled us to support the carrying value of goodwill in the MPUS business.

Net cash outflows for the year were £4.15m (2016: inflow of £0.97m).  This reflected the share issue in October 2017 where £5.73m was raised after costs and receipt of the first tranche of debt finance from MidCap of £5.24m.  Stripping out the share issue and debt proceeds, the adjusted outflow of £15.11m (2016: £14.67m) was in line with the forecast for the year. Cash management continues to be a major focus for the Board and senior management.

Cost of sales

Cost of sales has increased commensurately with product sales to £0.93m (2016: £0.67m), an increase of 39% and broadly in line with the increase in gross product sales.

Research and development expenditure

Research and development costs increased on the previous year to £10.19m (reclassified 2016: £7.80m) reflecting ongoing investment in Midatech’s R&D programmes. Activities in the year included:

•
Oncology: progress oncology assets toward the clinic, with submission of regulatory filings for MTD201 Q-Octreotide and MTX110 for DIPG, for first-in-human studies to commence 2018; as well as IND enabling programme progress for MTD119 liver cancer;

•
Immunotherapy: established and progressed R&D immunotherapy projects for oncology from experimental proof of concept into formal pre-clinical programme for MTR103 and MTR111/6 brain cancer in adults and children respectively; and

•	Development of in house capacity, capability, processes and systems to support manufacture of portfolio products and technologies at clinical scale.

Distribution costs, sales and marketing

Distribution costs, sales and marketing decreased slightly to £9.42m (reclassified 2016: £12.51m).  This includes amortisation of intangible assets acquired as part of the acquisition of DARA/MPUS resulting in a charge of £1.38m (2016: 3.39m). The reduction in amortisation arose as a result of the impairment of Oravig in 2016.

Administrative costs

Midatech’s administrative costs decreased significantly on the prior year to £3.15m (reclassified 2016: £5.12m).  The decrease is, in part, reflective of one-off costs incurred in 2016, including £1.10m associated with the departure of three former senior executives in the US, as well as reduced Directors’ remuneration in 2017.

Impairment Charge

As noted above, this relates to the write down by £1.50m of the Opsisporin in-process research and development.  In 2016, a charge of £11.41m resulted from the write down of the product sales and marketing rights of Oravig.

Staff costs

During the year, the average number of staff employed grew by 1% to 85 (2016: 84), however, the payroll cost fell by 12% to £6.60m (2016: £7.49m).  Share based payment charges increased to £520k (2016: £203k) and included in the 2016 figures was £1.1m of settlement costs relating to former, senior DARA management who left during 2016.

Capital expenditure

During the year, cash expenditure on intangible fixed assets was £0.78m (2016: 0.02m).

The total cash expenditure on property plant and equipment in 2017 was £0.71m (2016: £1.35m), principally reflecting continued investment in Spain in the manufacturing capability of Midatech’s sustained release (“SR”) platform technology in advance of the Q-Octreotide first-in-human clinical trial programme.

Movement in total assets

Total assets saw a reduction to £49.22m at 31 December 2017 (2016: £56.69m).  This reduction includes the £1.50m impairment of the Opsisporin IPRD discussed above.  Amortisation of intangible assets (£1.58m) was further increased by a foreign exchange loss in USD denominated assets (£1.44m), as set out in note 10.

Property plant and equipment decreased by £0.24m, with additions of £0.71m, largely in respect of the manufacturing facility in Bilbao, noted above, and depreciation of £0.98m, as set out in note 9.

Cash and cash equivalents, decreased by £4.40m as a result of trading losses, offset by cash raised from the fundraise that completed in October 2017, and the first tranche of the MidCap loan.

Movement in total liabilities

Total liabilities increased to £14.55m (2016: £10.97m).  The largest movement was in borrowings which increased from £2.16m in 2016 to £6.55m as at 31 December 2017.  This reflected the addition of the MidCap debt of £5.24m, discussed above. The balance owed relates to soft loans in Midatech Pharma España, which decreased as a result of repayments made during the year.

Other comprehensive income

Other comprehensive income comprises £1.23m foreign exchange loss (2016: gain - £3.23m) arising on retranslation of Midatech Pharma US operations.

Cash flow

Net cash outflow from operating activities for the year was £12.96m (2016: £13.09m).  There was, however, a net cash inflow from financing activities of £10.23m (2016: inflow of £15.26m) which, along with the capital expenditure in the year, resulted in a net cash outflow for the year of £4.15m (2016: inflow of £0.97m). This resulted in the year end cash balance decreasing to £13.20m (2016: £17.61m).

Capital structure

As noted above, 12,314,679 new ordinary shares were issued on 16 October 2017 to subscribers in a Placing and additional Open Offer.  This raised proceeds of £6.16m before expenses and the new shares were admitted to AIM on 17 October 2017.  In addition, two share issues were made to the Midatech Pharma Share Incentive Plan, an employee share incentive trust; 20,000 on 19 May 2017 and a further 50,000 on 7 November 2017.  No other new shares were issued during the year.

As at 31 December 2017 Midatech Pharma plc had in issue 61,084,135 Ordinary Shares of 0.005 pence each and 1,000,001 deferred shared of £1.

Consolidated statement of comprehensive income
for the year ended 31 December 2017

	Note	2017	2016	2015
		£’000	£’000	£'000

Gross sales	3	11,239	8,659	914
Grant revenue		840	547	600
Total gross revenues		12,079	9,206	1,514

Revenue	3	6,758	6,376	775
Grant revenue		840	547	600
Total revenue		7,598	6,923	1,375
Cost of sales		(926)	(667)	(70)
Gross profit		6,672	6,256	1,305

Research and development costs (reclassified)		(10,185)	(7,796)	(8,710)
Distribution costs, sales and marketing (reclassified)		(9,417)	(12,510)	(605)
Administrative costs (reclassified)		(3,148)	(5,123)	(4,908)
Impairment of intangible assets	13	(1,500)	(11,413)	-

Loss from operations before intangible asset impairment charges, listing costs and acquisition expenses		(16,078)	(19,173)	(9,927)
Impairment of intangible assets		(1,500)	(11,413)	-
Listing and acquisition expenses – included in administrative costs		-	-	(2,991)

Loss from operations	4	(17,578)	(30,586)	(12,918)

Finance income	6	415	1,337	1,691
Finance expense	6	(166)	(73)	(5)
Loss before tax		(17,329)	(29,322)	(11,232)

Taxation	7	1,265	9,160	1,133
Loss for the year attributable to the owners of the parent		(16,064)	(20,162)	(10,099)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange gains/(losses) arising on translation of foreign operations		(1,233)	3,228	399
Total other comprehensive (loss)/income, net of tax		(1,233)	3,228	399
Total comprehensive loss attributable to the owners of the parent		(17,297)	(16,934)	(9,700)
Loss per share
Basic and diluted loss per ordinary share - pence	8	(31p )	(56p )	(36p )

The notes form an integral part of these consolidated financial statements

Consolidated statement of financial position
at 31 December 2017

Company Number 09216368	Note	2017	2016	2015
Assets		£’000	£’000	£’000
Non-current assets
Property, plant and equipment	9	2,529	2,766	1,984
Intangible assets	10	27,647	31,172	41,339
Other receivables due in greater than one year	16	465	448	387
		30,641	34,386	43,710
Current assets
Inventories	18	941	817	459
Trade and other receivables	16	3,242	2,439	2,496
Taxation		1,196	1,439	1,201
Cash and cash equivalents	17	13,204	17,608	16,175
		18,583	22,303	20,331
Total assets		49,224	56,689	64,041
Liabilities
Non-current liabilities
Borrowings	20	6,185	1,620	1,508
Deferred tax liability	23	-	-	6,547
		6,185	1,620	8,055
Current liabilities
Trade and other payables	19	8,002	8,407	7,084
Borrowings	20	361	538	442
Derivative financial liability – equity settled	21	-	400	1,573
		8,363	9,345	9,099
Total liabilities		14,548	10,965	17,154

Issued capital and reserves attributable to owners of the parent
Share capital	24	1,003	1,002	1,002
Share premium	25	52,939	47,211	31,643
Merger reserve	25	53,003	53,003	52,803
Shares to be issued	25	-	-	200
Foreign exchange reserve	25	2,385	3,618	390
Accumulated deficit	25	(74,654)	(59,110)	(39,151)
Total equity		34,676	45,724	46,887
Total equity and liabilities		49,224	56,689	64,041

The notes form an integral part of these consolidated financial statements

Consolidated statement of cash flows
for the year ended 31 December 2017

	Note	2017	2016	2015
		£’000	£’000	£'000
Cash flows from operating activities
Loss for the year		(16,064)	(20,162)	(10,099)
Adjustments for:
Depreciation of property, plant and equipment	9	983	772	501
Amortisation of intangible fixed assets	10	1,577	3,583	236
Loss on disposal of fixed assets		27	-	-
Net interest (income)/expense	6	(249)	(1,264)	(1,686)
Impairment of intangible assets	13	1,500	11,413	-
Gain on bargain purchase	12	-	-	(165)
Share based payment expense	5	520	203	170
Taxation	7	(1,265)	(9,160)	(1,133)
Cash flows from operating activities before changes in working capital		(12,971)	(14,615)	(12,176)
Increase in inventories		(202)	(237)	(62)
Increase in trade and other receivables		(968)	(242)	(1,540)
(Decrease)/Increase in trade and other payables		(267)	358	711
Cash used in operations		(14,408)	(14,736)	(13,067)
Taxes received		1,455	1,650	646
Net cash used in operating activities		(12,953)	(13,086)	(12,421)
Investing activities
Purchases of property, plant and equipment	9	(707)	(1,347)	(922)
Purchase of intangibles	10	(778)	(19)	(3)
Acquisition of subsidiary, net of cash acquired	11	-	-	1,867
Acquisition of business, net of cash acquired	12	-	-	(2,528)
Interest received		15	164	53
Net cash used in investing activities		(1,470)	(1,202)	(1,533)
Financing activities
Interest paid		(111)	(74)	(5)
Payments to finance lease creditors		(25)	(69)	(49)
Repayment of borrowings		(552)	(235)	(165)
New bank loan		5,237	65	-
Share issues net of costs	17	5,728	15,568	-
Net cash generated from/(used in) financing activities		10,277	15,255	(219)

Net (decrease)/increase in cash and cash equivalents		(4,146)	967	(14,173)
Cash and cash equivalents at beginning of year		17,608	16,175	30,325

Exchange (losses)/gains on cash and cash equivalents		(258)	466	23
Cash and cash equivalents at end of year	17	13,204	17,608	16,175

The notes form an integral part of these consolidated financial statements

Consolidated statement of changes in equity
for the year ended 31 December 2017

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Accumulated deficit	Total Equity
	£'000	£'000	£’000	£'000	£'000	£'000

At 1 January 2017	1,002	47,211	53,003	3,618	(59,110)	45,724

Loss for the year	-	-	-	-	(16,064)	(16,064)
Foreign exchange translation	-	-	-	(1,233)	-	(1,233)
Total comprehensive loss	-	-	-	(1,233)	(16,064)	(17,297)
Shares issued on 16 October 2017 – note 17	1	6,157	-	-	-	6,158
Costs associated with share issue – note 17	-	(429)	-	-	-	(429)
Share option charge	-		-	-	520	520
Total contribution by and distributions to owners	1	5,728	-	-	520	6,249
At 31 December 2017	1,003	52,939	53,003	2,385	(74,654)	34,676

Consolidated statement of changes in equity
for the year ended 31 December 2017

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2016	1,002	31,643	52,803	200	390	(39,151)	46,887
Loss for the year	-	-	-	-	-	(20,162)	(20,162)
Foreign exchange translation	-	-	-	-	3,228	-	3,228
Total comprehensive loss	-	-	-	-	3,228	(20,162)	(16,934)
Transactions with owners

Shares issued on 31 October 2016 – note 17	- -	16,673	- -	- -	- -	- -	16,673

Costs associated with share issue – note 17		(1,105)					(1,105)
Share option charge	-	-	-	-	-	203	203

Shares issued as deferred consideration for business combination	-		200	(200)	-	-	-
Total contribution by and distributions to owners	-	15,568	200	(200)	-	203	15,771
At 31 December 2016	1,002	47,211	53,003	-	3,618	(59,110)	45,724

Consolidated statement of changes in equity
for the year ended 31 December 2017

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2015	1,001	31,643	37,776	800	(9)	(29,222)	41,989
Loss for the year	-	-	-	-	-	(10,099)	(10,099)
Foreign exchange translation	-	-	-	-	399	-	399
Total comprehensive loss	-	-	-	-	399	(10,099)	(9,700)
Transactions with owners

Shares issued on exercise of share options	1	-	-	-	-	-	1
Shares, warrants and share options issued as consideration for a business combination – 4 December 2015	-	-	14,427	-	-	-	14,427
Share option charge	-	-	-	-	-	170	170

Shares issued as deferred consideration for business combination	-	-	600	(600)	-	-	-
Total contribution by and distributions to owners	1	-	15,027	(600)	-	170	14,598
At 31 December 2015	1,002	31,643	52,803	200	390	(39,151)	46,887

The notes form an integral part of these consolidated financial statements.

Notes forming part of the financial statements
for the year ended 31 December 2017

1	Accounting policies

General information

Midatech Pharma plc (the "Company") is a company registered and domiciled in England. The Company was incorporated on 12 September 2014.

The Company is a public limited company, which has been listed on the Alternative Investment Market (“AIM”), which is a submarket of the London Stock Exchange, since 8 December 2014.

In addition, since 4 December 2015 the Company has American Depository Receipts (“ADRs”) registered with the US Securities and Exchange Commission (“SEC”) and is listed on The NASDAQ Capital Market.

Basis of preparation

The financial information set out above does not constitute the company's statutory accounts for 2017, 2016 or 2015. Statutory accounts for the years ended 31 December 2017, 31 December 2016 and 31 December 2015 have been reported on by the Independent Auditors.

The Independent Auditors' Report on the Annual Report and Financial Statements for the year ended 31 December 2017, 31 December 2016 and 31 December 2015 was unqualified and did not contain a statement under 498(2) or 498(3) of the Companies Act 2006.  The Independent Auditors' Report on the Annual Report and Financial Statements for the year ended 31 December 2017 drew attention to a material uncertainty in respect of going concern and included the following wording in that respect:

Material uncertainty related to going concern

We draw attention to Note 1 to the financial statements concerning the group and parent company’s ability to continue as a going concern.  The matters explained in Note 1 relating to the uncertainty of additional future funding being made available to the group and parent company, indicates the existence of a material uncertainty which may cause significant doubt over the group and parent company’s ability to continue as a going concern. These financial statements do not include the adjustments that would result if the group and parent company were unable to continue as a going concern. Our opinion is not modified in respect of this matter.

The Independent Auditors' Report on the Annual Report and Financial Statements for the years ended 31 December 2016 and 31 December 2015 did not draw attention to any matters by way of emphasis.

Statutory accounts for the year ended 31 December 2016 and 31 December 2015 have been filed with the Registrar of Companies. The statutory accounts for the year ended 31 December 2017 will be delivered to the Registrar in due course.

The Group was formed on 31 October 2014 when Midatech Pharma plc entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

These financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union ("adopted IFRSs") and are presented in £’000’s Sterling.

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

Reclassification of 2016 and 2015 comparative operating costs

As the nature of the operations of the group have changed over the last two years management has reviewed how costs are presented on the income statement, allocated between:

•          Research and development costs;

•          Distribution costs, sales and marketing; and

•          Administrative costs.

In order to give a clearer and more meaningful picture of activity within the business, certain costs, previously shown within administrative costs have been reclassified as either research and development costs, or distribution costs, sales and marketing.  Comparative figures for 2016 and 2015 have been reclassified using the same allocation basis as the 2017 results to provide consistency.

	2016 reclassified	2016 original	2015 reclassified	2015 original
	£’000	£’000	£’000	£’000

Research and development costs	7,796	6,684	8,710	5,920
Distribution costs, sales and marketing	12,510	9,523	605	374
Administrative costs	5,123	9,222	4,908	7,929
	25,429	25,429	14,223	14,223

Adoption of new and revised standards

A number of new standards, amendments to standards, and interpretations are not effective for 2017, and therefore have not been applied in preparing these financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted.

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses on all trade receivables.

The Group plans to adopt the new standard on the required effective date. The Company expects no significant impact on its operating results or financial position.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 Revenue from contracts with customers amends revenue recognition requirements and establishes principles for reporting information regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customer.  The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. The Group plans to adopt the new standard on the required effective date.

The Company has performed an assessment of the impact of IFRS 15 and has concluded that:

•
The Group’s “Revenue” is largely derived from the sale of pharmaceutical products and services, where control transfers to customers and performance obligations are satisfied at the time of shipment to receipt of the products by the customer or when the services are performed.  There is no expectation for IFRS 15 to significantly change the timing or amount of revenue recognised under these arrangements.

•	Grant Revenue is outside the scope of IFRS 15.

The Group will implement the new standard from January 1, 2018 and will apply the modified retrospective method, which requires the recognition of the cumulative effect of initially applying IFRS 15 as at January 1, 2018, to retained earnings and not restate prior years.  However, since the results of the Group’s impact assessment indicates that IFRS 15 is not expected to significantly change the amount or timing of revenue recognition in 2017 or prior periods, an insignificant cumulative adjustment to increase retained earnings will be made.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2017 the Group assessed the potential effect of IFRS 16 on its consolidated financial statements. Refer to note 26 for further information on the Group’s operating leases.

The current undiscounted operating lease commitments of £848k as of 31 December 2017 and disclosed in Note 26 provide, subject to the provision of the standard, an indicator of the impact of the implementation of IFRS 16 on the Group’s consolidated balance sheet.

Upon adoption of the new standard, a portion of the annual operating lease costs, which is currently fully recognised as a functional expense, will be recorded as interest expense. In addition, the portion of the annual lease payments recognised in the cash flow statement as a reduction of the lease liability will be recognised as an outflow from financing activities.  Given the leases involved and assuming the current low interest rate environment continues, the Group does not currently expect these effects to be significant.

There are no other IFRS standards or interpretations not currently effective that would be expected to have a material impact on the Group.

Basis for consolidation

The Group financial statements consolidate those of the parent company and all of its subsidiaries. The parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. All subsidiaries have a reporting date of 31 December.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

The loss and other comprehensive income of Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc) acquired in December 2015 is recognised from the effective date of acquisition i.e. 4 December 2015.  Similarly, the loss and other comprehensive income of Zuplenz®, acquired as a business by Midatech Pharma plc., is recognised from 24 December 2015.

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma plc	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Trading company
Midatech Andalucia SL	Dormant

PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.)	Trading company
Dara Therapeutics, Inc.	Dormant
Midatech Pharma Pty	Trading company

Going concern

The Group and parent company are subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenues from the existing product portfolio and in due course the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group's cost structure.

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 31 December 2017 the Group had total equity of £34.7m which includes an accumulated deficit of £74.7m, it incurred a net loss for the year to 31 December 2017 of £16.1m and used cash in operating activities of £13.0m for the same period. As at 31 December 2017, the Group had cash and cash equivalents of £13.2m.

The future viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next five years. These forecasts show that further financing is likely to be required during the course of the next 12 months, assuming, inter alia, that all development programmes continue as currently planned.  This requirement for additional financing represents a material uncertainty that may cast significant doubt upon the Group’s and parent company’s ability to continue as a going concern, however, the Board is examining a range of non-dilutive, financing options to meet this near-term cash need that, if successful, would enable the Group to deliver on these key value-driving programmes without requiring equity finance in the short-term.

If the Directors conclude that such funding is unlikely to be available within the required timeframe, expenditure, particularly in respect of the development programmes, could be delayed, thereby extending the cash runway beyond the period of twelve months from the date of approval of these financial statements. Therefore, after considering the uncertainties the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Revenue

The Group’s income streams include milestone income from research and development contracts and the sale of goods. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Revenue from the sales of goods by Midatech Pharma US, Inc. is recognised when the significant risks and rewards of ownership are transferred to the buyer and it is probable the previously agreed upon payment will be received. These criteria are considered to be met when the goods are delivered to the buyer. Revenue represents the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price.

Sales to wholesalers provide for selling prices that are fixed on the date of sale, although Midatech Pharma US, Inc offers certain discounts to group purchasing organisations and governmental programmes.  The wholesalers take title to the product, bear the risk and rewards and have ownership of the inventory. The Group has sufficient experience with their material wholesaler distribution channel to reasonably estimate product returns from its wholesalers while the wholesalers are still holding inventory.

Grant revenue

Where grant income is received, which is not a direct re-imbursement of related costs and at the point at which the conditions have been met for recognition as income, this has been shown within grant revenue.

Government grants and government loans

Where government grants are received as a re-imbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.

The Group receives government loans that have a below-market rate of interest. These loans are recognised and measured in accordance with IAS 39. The benefit of the below-market rate of interest is measured as the difference between the initial carrying value of the loan discounted at a market rate of interest and the proceeds received.

The difference is held within deferred revenue as a government grant and is released as a credit to research and development expense in line with the expenditure to which it relates. In a situation where the proceeds were invested in plant and equipment, the deferred revenue is credited to research and development within the income statement in line with the depreciation of the acquired asset.

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

-	the fair value of the consideration transferred to the seller, plus
-	the amount of any non-controlling interest in the acquiree, plus
-	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less
-	the fair value of the net identifiable assets acquired and assumed liabilities

Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised either as a profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it is not re-measured.

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.

Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives where they are in use. The amortisation expense is included within the distribution costs, sales and marketing in the consolidated statement of comprehensive income. Goodwill is stated at cost less any accumulated impairment losses.

The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques (see section related to critical estimates and judgements below).

In-process research and development (IPRD) programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.  IPRD is subject to annual impairment testing until the completion or abandonment of the related project.  No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

Product and marketing rights acquired in business combinations are recognised as assets and are amortised over their useful life. Under the terms of various licenses, the Group holds the US rights to sell four products approved by the Food and Drug Administration: Zuplenz®, Gelclair®, Oravig® and Soltamox®.

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill	-	Indefinite life
IPRD	-	In process, not yet amortising
IT and website costs	-	4 years
Product and marketing rights	-	Between 2 and 13 years

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

•	Completion of the asset is technically feasible so that it will be available for use or sale
•	The Group intends to complete the asset and use or sell it
•	The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost)
•	There are adequate technical, financial and other resources to complete the development and to use or sell the asset, and
•	The expenditure attributable to the asset during its development can be measured reliably.

Judgement is applied when deciding whether the recognition criteria are met. Judgements are based on the information available. In addition, all internal activities related to the research and development of new projects are continuously monitored by the Directors.  The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Consolidated Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment.  Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment charge of £1.5m was recognised in 2017 against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit. An impairment charge of £11.4m was recognised in 2016 against the product rights of Oravig, a product of Midatech Pharma US

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2017 had two cash generating units (2016: Two, 2015: Two), see note 13. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognised in other comprehensive income. An impairment loss recognised for goodwill is not reversed.

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed in accordance with the corresponding treatment of the development expenditure for the product to which they relate or capitalised if the development expenditure to which they relate has reached the point of capitalisation as an intangible asset.

Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement.
•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•	The structure of the joint arrangement
•	The legal form of joint arrangements structured through a separate vehicle
•	The contractual terms of the joint arrangement agreement
•	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method. The equity accounted joint venture is highly immaterial with no profit and loss impact during 2017 (2016: Nil, 2015: Nil).

Any premium paid for an investment in a joint venture above the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalised and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Amounts received under collaborative joint agreements, representing contributions to the Group’s research and development programmes, are recognised as a credit against research and development expense in the period over which the related costs are incurred. All costs related to these collaborative agreements are recorded as research and development expenditure.

The Group accounts for its interests in joint operations by recognising its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

Foreign currency

Transactions entered into by subsidiaries entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

The presentational currency of the Group is Pounds Sterling, and the reporting currency is also Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place.  All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the profit or loss on disposal.

Financial assets

The Group does not have any financial assets which it would classify as fair value through profit or loss, available for sale or held to maturity. Therefore, all financial assets are classed as loans and receivables as defined below.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They arise principally through the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of contractual monetary asset.  They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.

Impairment provisions are recognised when there is objective evidence (such as significant financial difficulties on the part of the counterparty or default or significant delay in payment) that the Group will be unable to collect all of the amounts due under the terms, the amount of such a provision being the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable.

For trade receivables, which are reported net; such provisions are recorded in a separate allowance account with the loss being recognised within administrative expenses in the consolidated statement of comprehensive income.  On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

The Group's loans and receivables comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”)

The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. Fair value is determined in the manner described in note 22.

Other financial liabilities include the following items:
•	Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.
•
Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure in line with when the asset or expenditure is recognised in the income statement.

•	Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence:

•	Ordinary shares of £0.00005 each are classified as equity instruments;
•	Deferred shares of £1 each are classified as equity instruments.

Retirement benefits: defined contribution schemes

Contributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions (including the share price);
•	excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and
•	including the impact of any non-vesting conditions (for example, the requirement for employees to save).

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where vesting conditions are accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a "finance lease"), the asset is treated as if it had been purchased outright.  The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease.  The corresponding lease commitment is shown as a liability.  Lease payments are analysed between capital and interest.  The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability.  The capital element reduces the balance owed to the lessor.

1	Accounting policies (continued)

Leased assets (continued)

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term.  The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	the initial recognition of goodwill;
•	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
•	investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets or liabilities are recovered or settled.

Property, plant and equipment

Items of property, plant and equipment are initially recognised at cost.  As well as the purchase price, cost includes directly attributable costs.

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives.  It is provided at the following rates:

Fixtures and fittings Leasehold improvements	- -	25% per annum straight line 10% per annum straight line
Computer equipment	-	25% per annum straight line
Laboratory equipment	-	15% - 25% per annum straight line

Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the market value. In evaluating whether inventories are stated at the lower of cost or net realisable value, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition.

If net realisable value is lower than the carrying amount a write down provision is recognised for the amount by which the carrying value exceeds its net realisable value.

Inventory is valued at the lower of cost or market value using the FIFO method. Inventory is charged to the income statement as cost of sales as it is sold.

2	Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the board of Directors.

The following are considered to be critical accounting policies because they are important to the portrayal of the financial condition or results of operations of the Group and they require critical management estimates and judgments about matters that are uncertain.

Business combinations

The Directors determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires the use of significant estimates and assumptions, including the estimated fair value of the acquired intangible assets.

While the Directors use their best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from in-process research and development;
•	the fair value of the property, plant and equipment; and
•	discount rates.

Judgement has also been applied in the distinction of an asset purchase and business combination with regard to the Zuplenz® acquisition. Judgement was applied in assessing the inputs, processes and outputs relevant to the acquisition to arrive at the conclusion that the treatment should be a business combination.

The carrying value of acquired product and marketing rights as at 31 December 2017 was £4.1m (note 10).

Impairment of goodwill and intangible assets not yet ready for use

Goodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use, the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

The carrying value of goodwill was £13.4 million and intangibles not yet ready for use was £10.1 million as at 31 December 2017 (note 10).

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was no impairment of goodwill in the year ended 31 December 2017 or in 2016, however there was an impairment charge of £1.5m against the IPRD of Midatech Pharma (Wales) Ltd cash generating unit.  (2016: £11.4m against the Midatech Pharma US product rights). See note 13.

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 28 to our consolidated financial statements and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of a number of publicly traded peer companies in the biotech sector;
•	The estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and
•	The dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

Income Taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2017, there were approximately £38.4m of gross unutilised tax losses carried forward (2016: £27.0m 2015: £23.3m) No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

Intangible asset recognition

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are periodically recognised based on an evaluation of the progress to completion of specific tasks using data such as patient enrolment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

3	Segment Information

Gross sales

Gross sales of £11.24m in the year ended 31 December 2017 (2016: £8.66m, 2015: £0.91m) represents the full list price of products shipped to wholesalers and other customers before product returns, discounts, rebates and other incentives based on the sales price.

Revenue

Geographical analysis of revenue by destination of customer
	2017	2016	2015
	£’000	£’000	£’000

United Kingdom Turkey	79 -	491 -	- 73
Rest of Europe	70	35	25
United States	6,609	5,850	677

	6,758	6,376	775

In 2017, the Group had three customers, all in the Commercial segment, that each accounted for at least 10% of total revenue (2016: three customers, 2015: one customer in Pipeline R&D):

	2017	2016	2015

Customer A (Pipeline R&D)	-	-		%
Customer B (Commercial)	20%	20%	11	-
Customer C (Commercial)	17%	15%	-
Customer D (Commercial)	13%	10%	-

The Group contains two reportable operating segments as follows:

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

•
Commercial: The Commercial segment distributes and sells the Group’s commercial products. Midatech Pharma US promotes the Group’s commercial, cancer supportive care products in the US market, in which the Group has exclusive licenses to Soltamox, Oravig and Zuplenz®, an exclusive license to distribute, promote and market Gelclair, and a marketing agreement to co-promote two other products: Ferralet 90 and Aquoral. As and when new products are introduced the Commercial segment will include revenues from the marketing of these commercial products.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 1. Segment results represent the result of each segment without the allocation of head office expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Group’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

Both the UK and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology. The US operating company is engaged in the sale and marketing of cancer supportive care products and is reported under the Commercial segment.

Segmented results for the year ended 31 December 2017

	Pipeline R&D	Commercial	Consolidated
	£’000	£’000	£’000

Gross sales	108	11,131	11,239
Grant revenue	840	-	840
Total gross revenues	948	11,131	12,079

Revenue	108	6,650	6,758
Grant revenue	840	-	840

Total revenue	948	6,650	7,598

Cost of sales	-	(926)	(926)
Research and development costs	(9,830)	(355)	(10,185)
Distribution costs, sales and marketing	(744)	(7,096)	(7,840)
Administrative costs	(1,685)	(480)	(2,165)
Depreciation	(974)	(9)	(983)
Amortisation	(193)	(1,384)	(1,577)
Impairment	(1,500)	-	(1,500)

Loss from operations	(13,978)	(3,600)	(17,578)

Finance income			415
Finance expense			(166)

Loss before tax			(17,329)

Taxation			1,265

Loss for the year			(16,064)

Segmented results for the year ended 31 December 2016

	Pipeline R&D	Commercial	Consolidated
	£’000	£’000	£’000

Gross sales	776	7,883	8,659
Grant revenue	547	-	547
Total gross revenues	1,323	7,883	9,206

Revenue	776	5,600	6,376
Grant revenue	547	-	547

Total revenue	1,323	5,600	6,923

Cost of sales	(9)	(658)	(667)
Research and development costs (reclassified)	(7,786)	(10)	(7,796)
Distribution costs, sales and marketing (reclassified)	(396)	(8,531)	(8,927)
Administrative costs (reclassified)	(2,279)	(2,072)	(4,351)
Depreciation	(762)	(10)	(772)
Amortisation	(193)	(3,390)	(3,583)
Impairment	-	(11,413)	(11,413)

Loss from operations	(10,102)	(20,484)	(30,586)

Finance income			1,337
Finance expense			(73)

Loss before tax			(29,322)

Taxation			9,160

Loss for the year			(20,162)

Segmented results for the year ended 31 December 2015

	Pipeline R&D	Commercial	Unallocated Costs(1)	Consolidated
	£’000	£’000	£’000	£’000

Gross sales	273	641	-	914
Grant revenue	600	-	-	600
Total gross revenues	873	641	-	1,514

Revenue	273	502	-	775
Grant revenue	600	-	-	600

Total revenue	873	502	-	1,375

Cost of sales	-	(70)	-	(70)
Research and development costs (reclassified)	(8,601)	(109)	-	(8,710)
Distribution costs, sales and marketing (reclassified)	-	(369)		(369)
Administrative costs (reclassified)	(1,151)	(265)	(2,991)	(4,407)
Depreciation	(500)	(1)	-	(501)
Amortisation	(5)	(231)	-	(236)

Loss from operations	(9,384)	(543)	(2,991)	(12,918)

Finance income				1,691
Finance expense				(5)

Loss before tax				(11,232)

Taxation				1,133

Loss for the year				(10,099)

(1) There were no unallocated costs in 2017 or 2016. Unallocated costs in 2015 represent fees associated with the acquisitions of Midatech Pharma US, Inc. and Zuplenz® in 2015.

Non-current assets by location of assets

	2017	2016	2015
	£’000	£’000	£’000

Spain	2,154	2,125	1,433
United Kingdom	15,331	16,489	14,019
United States	13,156	15,772	28,258

	30,641	34,386	43,710

All material additions to non-current assets in 2017, 2016 and 2015 were in the Pipeline R&D segment.

4	Loss from operations

	2017	2016	2015
Loss from operations is stated after charging/(crediting):	£’000	£’000	£’000

Changes in inventories of finished goods and work in progress	202	256	62
Write down of inventory to net realisable value	-	287	-
Depreciation of property, plant and equipment	983	772	501
Amortisation of intangible assets – product and marketing rights	1,577	3,583	236
Impairment of intangible assets	1,500	11,413	-
Fees payable to the Company’s auditor for the audit of the parent Company	110	100	100
Fees payable to the Company’s subsidiary auditors for the audits of the subsidiary accounts	140	139	115
Fees payable to the Company’s auditor for:
- Corporate finance services		-	438
- Tax advisory		-	7
- Other services	100	72	36
Operating lease expense:
- Property	277	385	246
- Plant and machinery	-	194	86
Foreign exchange(gain)/ loss	(39)	31	(23)
Acquisition costs (in addition to fees payable to the Company’s auditor)	-	-	2,553
Loss on disposal of property, plant and equipment	27	-	-
Gain on bargain purchase	-	-	(165)
Share based payment	520	203	170

Acquisition costs relate to professional fees incurred on the acquisition of Midatech Pharma US, Inc. and Zuplenz® in 2015 and Midatech Pharma (Wales) Limited in 2014.

Amortisation of product and marketing rights are included with distribution costs, sales and marketing expenses.

5	Staff costs

	2017	2016	2015
	£’000	£’000	£’000
Staff costs (including directors) comprise:

Wages and salaries	5,278	6,314	3,731
Defined contribution pension cost (note 27)	158	206	183
Social security contributions and similar taxes	643	769	431
Share based payment	520	203	170

	6,599	7,492	4,515

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2017	2016 reclassified	2015 reclassified

Research and development	62	57	45
General and administration	17	19	22
Sales and marketing	6	8	7

	85	84	74

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the Company listed on page 33, and the Chief Operating Officer.
	2017	2016	2015
	£’000	£’000	£’000

Wages and salaries	811	1,054	850
Defined contribution pension cost	68	59	59
Payments made to third parties	142	142	223
Social security contributions and similar taxes	97	152	88
Benefits in kind	3	2	7
Share based payment	388	184	170

	1,509	1,593	1,397

Emoluments disclosed above include the following amounts in respect of the highest paid Director. Directors’ emoluments are disclosed on page 27.
	2017	2016	2015
	£’000	£’000	£’000

Salary	299	448	347
Total pension and other post-employment benefit costs	10	28	24
Benefits in kind	1	1	6

	310	477	377

None of the Directors have exercised share options during the year (2016: Nil, 2015: Nil).

During the year 2 Directors (2016: 2) participated in a defined contribution pension scheme.

6	Finance income and expense

	2017	2016	2015
Finance income	£’000	£’000	£’000

Interest received on bank deposits	15	164	53
Gain on equity settled derivative financial liability	400	1,173	1,638

Total finance income	415	1,337	1,691

The gain on the equity settled derivative financial liability in 2017 has arisen due to the reduction in the share price and the lapsing of warrants and options as it did in 2016.

	2017	2016	2015
Finance expense	£’000	£’000	£’000

Bank loans	18	16	2
Other loans	91	57	3
Arrangement Fees	57	-	-

Total finance expense	166	73	5

7	Taxation

	2017	2016	2015
	£’000	£’000	£’000
Current tax credit
Current tax credited to the income statement	1,253	1,936	1,002
Taxation payable in respect of foreign subsidiary	-	(25)	-

	1,253	1,911	1,002
Deferred tax credit
Reversal of temporary differences (Note 23)	12	7,249	131

Total tax credit	1,265	9,160	1,133

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2017	2016	2015
	£’000	£’000	£’000

Loss before tax	(17,329)	(29,322)	(11,232)

Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19.25% (2016: 20.25%, 2015:20.25%)	(3,336)	(5,864)	(2,274)

Expenses not deductible for tax purposes	412	1,022	185
Adjustments to brought forward values	-	-	(8)
Additional deduction for R&D expenditure	-	4	(789)
Surrender of tax losses for R&D tax refund	(1,196)	(1,503)	406
Reversal of deferred tax on impairment	-	(3,421)	-
Unrelieved tax losses and other deductions arising in the period	(156)	(166)	(78)
Foreign exchange differences	(84)	712	-
Deferred tax not recognised	3,095	491	1,425
Adjustment in respect of prior years	-	(435)	-

Total tax credited to the income statement	(1,265)	(9,160)	(1,133)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

8	Loss per share

	2017		2016		2015
Numerator	£’000		£’000		£’000

Loss used in basic EPS and diluted EPS	(16,064)		(20,162)		(10,099)

Denominator

Weighted average number of ordinary shares used in basic EPS	51,317,320		36,072,752		28,229,814

Basic and diluted loss per share - pence	(31p	)	(56p	)	(36p	)

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is the same for all of the periods presented.

9	Property, plant and equipment

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve-ments	equipment	equipment	Total
	£’000	£’000	£’000	£’000	£’000

At 1 January 2015	1,202	880	195	583	2,860
Additions	183	283	173	385	1,024
Acquired through acquisition of subsidiary	-	-	-	16	16
Exchange differences	(66)	(51)	(14)	(1)	(132)

At 31 December 2015	1,319	1,112	354	983	3,768

Additions	2	715	43	609	1,369
Disposal	-	-	(1)	-	(1)
Transfer	(1,125)	-	(122)	1,247	-
Exchange differences	32	172	7	211	422

At 31 December 2016	228	1,999	281	3,050	5,558

Additions	18	41	57	591	707
Disposal	-	-	-	(41)	(41)
Exchange differences	6	72	4	69	151

At 31 December 2017	252	2,112	342	3,669	6,375

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve-ments	equipment	equipment	Total
	£’000	£’000	£’000	£’000	£’000
Accumulated depreciation

At 1 January 2015	479	479	140	246	1,344
Charge for the year	3	282	48	168	501
Exchange differences	(24)	(28)	(8)	(1)	(61)

At 31 December 2015	458	733	180	413	1,784

Charge for the year	41	134	54	543	772
Transfer	(369)	(96)	(118)	583	-
Exchange differences	19	101	6	110	236
At 31 December 2016	149	872	122	1,649	2,792

Charge for the year	43	330	68	542	983
Disposals	-	-	-	(14)	(14)
Exchange differences	4	36	2	43	85
At 31 December 2017	196	1,238	192	2,220	3,846

Net book value
At 31 December 2017	56	874	150	1,449	2,529
At 31 December 2016	79	1,127	159	1,401	2,766
At 31 December 2015	861	379	174	570	1,984
At 1 January 2015	723	401	55	337	1,516

Included within the total net book value of tangible fixed assets is £63k (2016: £33k, 2015: £266k) in respect of assets held under finance leases and similar hire purchase contracts. The depreciation charge for the year on these assets was £62k (2016: £22k, 2015: £26k). These assets were held as security in respect of their finance lease obligations.

No other assets were held as security other than those on finance lease.

10	Intangible assets

	In-process research and development	Product and marketing rights	Goodwill	IT/Website costs	Total
	£’000	£’000	£’000	£’000	£’000

Cost

At 1 January 2015	12,600	-	2,291	12	14,903
Additions	-	-	-	3	3
Acquired in business combinations	-	17,989	9,952	-	27,941
Foreign exchange	-	332	213	-	545

At 31 December 2015	12,600	18,321	12,456	15	43,392

Additions	-	-	-	19	19
Foreign exchange	-	3,160	2,032	-	5,192
Disposals	-	-	-	(8)	(8)

At 31 December 2016	12,600	21,481	14,488	26	48,595

Additions	778	-	-	-	778
Foreign exchange	-	(1,625)	(1,044)	1	(2,668)

At 31 December 2017	13,378	19,856	13,444	27	46,705

	In-process	Product and
	research and	marketing		IT/Website
	development	rights	Goodwill	Costs	Total
	£’000	£’000	£’000	£’000	£’000

Accumulated amortisation

At 1 January 2015	1,800	-	-	9	1,809
Amortisation charge for the year	-	235	-	1	236
Foreign exchange	-	8	-	-	8

At 31 December 2015	1,800	243	-	10	2,053

Amortisation charge for the year	-	3,578	-	5	3,583
Impairment	-	11,413	-	-	11,413
Foreign exchange	-	374	-	-	374
At 31 December 2016	1,800	15,608	-	15	17,423

Amortisation charge for the year	-	1,574	-	3	1,577
Impairment	1,500	-	-	-	1,500
Foreign exchange	-	(1,443)	-	1	(1,442)
At 31 December 2017	3,300	15,739	-	19	19,058

Net book value
At 31 December 2017	10,078	4,117	13,444	8	27,647
At 31 December 2016	10,800	5,873	14,488	11	31,172
At 31 December 2015	10,800	18,078	12,456	5	41,339
At 1 January 2015	10,800	-	2,291	3	13,094

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

	Carrying amount			Remaining amortisation period
	2017	2016	2015	2017	2016	2015
	£’000	£’000	£’000	(years)	(years)	(years)

Midatech Pharma (Wales) Limited acquired IPRD	9,300	10,800	10,800	n/a in process	n/a in process	n/a in process

Midatech Pharma US, Inc., product and marketing rights	1,995	3,557	15,570	Between 1 and 3	Between 1 and 4	Between 2 and 5

Zuplenz® product and marketing rights	2,122	2,316	2,508	11	12	13

MTX110 acquired IPRD	778	-	-	n/a in process	-	-
	14,195	16,673	28,878

11	Acquisition of Midatech Pharma US, Inc.

On 4 December 2015, the Group acquired 100% of the voting equity of DARA BioSciences, Inc. whose principal activity is the sale and marketing of a portfolio of cancer supportive care pharmaceutical products.  At completion of that transaction DARA BioSciences, Inc. was merged into a wholly owned subsidiary of Midatech Pharma PLC and the name of the merged entity was changed to Midatech Pharma US, Inc.  The principal reason for this acquisition was to acquire commercial infrastructure and capability in the US market.

The revenue included in the consolidated statement of comprehensive income between 4 December 2015 and 31 December 2015 contributed by Midatech Pharma US, Inc was £502k.  Midatech Pharma US, Inc contributed a net loss of £238k over the same period.  If the acquisition had occurred at 1 January 2015 group revenue would have been £3.67m and the group loss for the period would have been £19.34m.
Acquisition related costs of £2.77m were incurred in relation to this acquisition and are included within (administrative expenses) within the consolidated statement of comprehensive income for the period.

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as the assembled workforce of the acquired entity, its established commercial infrastructure and the expected synergies of the enlarged Group which do not qualify for separate recognition.

In addition to the consideration outlined below, additional cash consideration may have become payable (up to a maximum of £3.85m/$5.7m) if specified sales milestones had been achieved for the years ended 31 December 2016 and 2017, however, these milestones were not met.

The goodwill and intangible assets recognised will not attract tax deductions.

Fair value
£’000
Identifiable intangible assets:
Product and marketing rights	15,477

Property, plant and equipment	16
Receivables and other debtors	515
Stock	152
Payables and other liabilities	(4,150)
Deferred tax	(6,191)
Cash	2,289

Total net assets	8,108

Equity instruments (5,422,028 ordinary shares) Deferred Equity instruments	14,427
- Share options*	1,056
- Warrants*	2,155
- Preference share redemption**	422

Total consideration	18,060

Goodwill on acquisition	9,952

*The share options and the warrants were valued using the Black Scholes model.
** The preference share redemption was valued on a cash basis

The net cash inflow in 2015 in respect of the acquisition of the subsidiary comprised:

£’000
Cash paid on completion – preferred share redemption	(422)
Net cash acquired	2,289
1,867

Assumption of DARA BioSciences, Inc. share options and warrants

At the time of completion of the merger with DARA BioSciences, Inc. there were a number of outstanding and unexercised options and warrants over common stock in DARA. Under the terms of the merger these options and warrants became exercisable for a number of Midatech ordinary shares equal to the product of (A) the number of shares of DARA common stock that were issuable upon exercise of the stock option or warrant immediately prior to the merger, multiplied by (B) a factor of 0.272, that being the Exchange Ratio defined in the merger agreement, rounded down to the nearest whole number of Midatech ordinary shares.

The per share exercise price for each Midatech ordinary share issuable upon exercise of each stock option or warrant will be equal to (C) the exercise price per share of DARA common stock at which the DARA stock option or warrant was exercisable divided by (D) the Exchange Ratio of 0.272, rounded up to the nearest whole cent.  All other terms, notably including expiration dates, remained materially the same.

As at 31 December 2017 there were DARA options outstanding over 134,670 Midatech ordinary shares (2016: 300,728, 2015: 721,000) with a weighted average exercise price of $6.69 per share (2016: $7.19, 2015: $7.62), within a range of $2.54 to $644.12 (2016: $2.54 to $770.59, 2015: $2.54 to $770.59), and a weighted average remaining contractual life of 6.7 years (2016: 7.7 years, 2015: 8.5 years). The risk-free rate ranged from 0.00% to 1.08% (2016: 0.00% to 1.14%, 2015: 0.63% to 1.81%), volatility of 42.5% (2016: 60% to 77%, 2015: 59% to 79%) and the expected life from 0.3 to 7.8 years (2016: 0.8 to 8.8 years, 2015: 1.9 to 8.6 years). The exercise of all options would raise additional cash of $0.90m (2016: $2.16m, 2015: $5.50m).

Also at 31 December 2017 there were DARA warrants outstanding over 2,528,455 Midatech ordinary shares (2016: 3,017,773, 2015: 3,034,437) with a weighted average exercise price of $7.45 per share (2016: $9.44, 2015: $9.67), within a range of $3.05 to $24.08 (2016: $3.06 to $27.58, 2015: $3.06 to $164.71), and a weighted average remaining contractual life of 1.4 years (2016: 2.1 years, 2015: 3.1 years). The risk-free rate ranged from 0.00% to 0.71% (2016: 0.00% to 0.71%, 2015: 0.44% to 1.63%), volatility of 42.5% (2016: 60% to 66%, 2015: 59% to 79%) and the expected life from 0.1 to 4.9 years (2016: 0.1 to 5.9 years, 2015: 0.1 to 7.0 years).  The exercise of all warrants would raise additional cash of $18.84m (2016: $28.48m, 2015: $29.33m).

The share options and warrants were valued using the Black Scholes model for the purpose of calculating the consideration payable for the DARA business. These options and warrants are treated as an equity settled derivative, held as a fair value through profit and loss instrument, see note 21.

12	Acquisition of Zuplenz®

On 24 December 2015, the Group acquired US sales and marketing rights to the product Zuplenz®, an FDA-approved, marketed anti-emetic oral soluble film used in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting and post-operative nausea and vomiting. This acquisition was deemed to be a business combination following a review of the inputs, processes and potential for a market participant to generate outputs using the assets and agreements acquired.

The goodwill recognised will not attract a tax deduction.

Fair value
£’000
Identifiable intangible assets:
Product and marketing rights	2,512
Stock	231

Total net assets	(2,743)

Cash consideration	2,528
Contingent consideration*	50

Total consideration	2,578

Gain from bargain purchase on acquisition	(165)

*
The contingent consideration relates to various milestone payments which are dependent on the quarterly sales achieved in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceeding specified sales targets. The maximum amount payable was $26.0m however, the 2016 and 2017 sales targets were not achieved and management does not consider it likely that the 2018 to 2022 sales targets will be achieved either.

39

No revenue or costs were contributed by Zuplenz® in 2015. Acquisition related costs of £218k were incurred in relation to this acquisition and are included within administrative expenses within the consolidated statement of comprehensive income for 2015.

The gain from the bargain purchase of £165k was included within administrative costs in 2015 in the consolidated statement of comprehensive income. It arose due to the seller of Zuplenz® seeking to conclude the transaction as quickly as possible.

We are unable to quantity the impact on the 2015 group revenue and group loss had the acquisition occurred on 1 January 2015 due to the seller of the product not providing separable accounting records.

The net cash outflow in the year in respect of the business acquisition comprised:
£’000

Cash paid on completion	2,528

13	Impairment testing

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis are as follows:

	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount			Valuation Basis
Name	2017	2016	2015	2017	2016	2015
	£’000	£’000	£000	£’000	£’000	£000

CGU – Midatech Pharma (Wales) Ltd	9,300	10,800	10,800	2,291	2,291	2,291	Value in use

The assets of the Midatech Pharma Wales Ltd (“MPW”) CGU were valued as at 31 December 2017 and 31 December 2016 and were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using 13-14 year (2016: 14-15 year, 2015: 15-16 years), risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the investment is long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long-term growth rate of 5% was used.

In 2017 an impairment charge of £1.5m was recorded in the MPW CGU as a result of the impairment of the Opsisporin IPRD, primarily due to a strategic review concluding that the product is outside of Midatech’s strategic focus and as a result the decision was made not to continue with the programme at this point. At the same time the carrying value of a component of IPRD was reduced from £1.5m to nil.  The resulting charge was recorded in research and development expenditure within the consolidated statement of income.

The key assumptions used in the valuation model examining the MPW Ltd cash generating unit include the following:

Assumptions	2017	2016	2015
Pre-tax discount rate	17.9%	18.1%	17.7-19.5%

Cumulative probability of success of projects	81%	46% to 81%	46% to 69%

The discount rate is an estimated market-based weighted average cost of capital for the MPW business, determined at the date of acquisition. Cumulative probability of success of projects is the product of the probability of success of each remaining major phase of development for each individual IPRD component. These phase probabilities were determined by management with reference to the risks associated with each remaining development stage.

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.

Assumptions	2017	2016	2015
Pre-tax discount rate for all projects	increase to 21.0%	increase to 26.4%	increase to 23.9%

Cumulative probability of success of projects	57%	53%	44%

Midatech Pharma US, Inc.

Details of goodwill and intangibles allocated to the acquired cash generating unit and the valuation basis are as follows:

	Definite lived			Indefinite lived
	Product and marketing rights carrying amount			Goodwill carrying amount			Valuation Basis
Name	2017	2016	2015	2017	2016	2015
	£’000	£’000	£’000	£’000	£’000	£’000

CGU – Midatech Pharma US, Inc	1,995	3,557	15,477	11,152	12,197	10,165	Value in use

The change in the goodwill carrying value as at 31 December 2017 is due to the movement in the Sterling and US Dollar exchange rate used to translate the underlying US Dollar value of goodwill, 2017: $1.349, (2016: $1.233).

Following the acquisition of Zuplenz® on 24 December 2015, the Group has considered Zuplenz® to be an asset of the MPUS cash generating unit as from 1 January 2016. The Zuplenz® product is wholly integrated within the MPUS portfolio of products and as such all related cash flows have been included with the value in use calculations of the CGU.

An impairment charge of £11.4m in relation to product and marketing rights and a related £4.6m deferred tax credit was recorded in MPUS as at 31 December 2016. This arose as a result of the underperformance of Oravig in comparison to forecast sales at the time of the acquisition. The carrying value of the product rights, was reduced from £11.4m to nil. The resulting impairment charge is shown separately within the consolidated statement of comprehensive income.

The remaining assets of the MPUS CGU, including Zuplenz®, were valued as at 31 December 2017 and 31 December 2016 and were found to support the product and marketing rights and goodwill carrying amounts set out above. The product and marketing rights were valued using 10-year cash flow forecasts, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the product patents afford a certain amount of protection from competitors thereby providing assurance that market share can be preserved throughout the period of patent life. A long-term growth rate of 3% was used for all assets except Zuplenz where 5% was used.

As at 31 December 2015, the assets of the CGU were not identified as being materially different to the fair values determined at the acquisition date on 4 December 2015.

The key assumptions used in the model examining the Midatech Pharma US, Inc. cash generating unit include the following:
Assumptions	2017	2016
Pre-tax discount rate	19.7%	24.7%

Overall CGU 10-year growth rate	26.4%	10.6%

The increase in the overall growth rate reflects the addition of the Group’s development products, Q Octreotide and MTX110 into the MPUS portfolio once they have been approved and launched.

The discount rate is an estimated market-based weighted average cost of capital for the MPUS business, determined at the date of acquisition. The overall CGU 10-year growth rate is a composite of individual product forecasts, each with particular forecast growth rates over the next 5-years followed by a further 5-year period utilising a 3% long-term growth rate, or 5% for Zuplenz.

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.
Assumptions	2017	2016
Pre-tax discount rate	increase to 53.7%	increase to 25.2%

Overall CGU 10-year growth rate	5.0%	10.5%

The sensitivity analysis assumes that Q Octreotide and MTX110 are not added into the MPUS portfolio and the resulting 2017 growth rate of 5%, required for the carrying value and recoverable amount to be equal, is derived exclusively from the current product portfolio.

The value in use calculations used to value the acquired intangibles and appraise the remaining carrying value of the intangibles at 31 December 2015 were materially the same. This is because of the impairment test date and acquisition date being only 27 days apart. Any increase in the discount rate or decrease in the probability of success of projects stated above would result in an impairment.

14	Subsidiaries

The subsidiaries of Midatech Pharma plc, all of which are 100% owned, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

	Registered	Nature of
Name	Office	Business	Notes
Midatech Limited	65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire, OX14 4RQ	Trading company
Midatech Pharma (Espana) SL	Parque Tecnológico de Vizcaya, Edificio 800 Planta 2, Derio, 48160, Vizcaya, Spain	Trading company	(a)
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma US, Inc.	8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615, USA	Trading company	(c)
Dara Therapeutics, Inc.	8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615, USA	Dormant	(d)
Midatech Pharma PTY	c/o Griffith Hack Consulting, 300 Queen Street, Brisbane, QLD 4000, Australia	Trading company	(e)

Notes:

(a)	Wholly owned subsidiary of Midatech Limited
(b)	PharMida AG became dormant in January 2016.
(c)
DARA Bio Sciences, Inc. was acquired on 4 December 2015 through a merger with a specially incorporated subsidiary of Midatech Pharma plc.  This merger subsidiary was renamed Midatech Pharma US, Inc. on 4 December 2015.

(d)	Wholly owned subsidiary of Midatech Pharma US, Inc.
(e)	Midatech Pharma PTY was incorporated on 16 February 2015.

15	Joint arrangements

Country of
Name	incorporation	Nature of business	Type of arrangement
Syntara LLC	USA	Dormant	Joint venture
MidaSol Therapeutics GP	Cayman Islands	Research and development partner	Joint operation

The Group has a 50% (2016: 50%; 2015: 50%) interest in two joint arrangements: Syntara LLC and MidaSol Therapeutics.  The primary activity of these joint arrangements was to provide the partners with collaborative research and development on drug delivery systems in the market, which is in line with the Group’s strategy to develop a safe and effective drug delivery system.

Syntara LLC is a dormant joint venture where the Group has joint control over the separate legal entity. The Group equity accounts for its interests in this arrangement; the results are immaterial to the financial statements.

MidaSol Therapeutics is a separate legal entity however no costs or revenues pass through it.  The Group and its collaborative partner incur costs in respect of research and development and periodically agree on a contribution from either side to ensure that both parties have incurred 50% of the total costs. Contributions from their research partner are netted against the costs to which they relate within research and development and the arrangement is accounted for as a joint operation. MidaSol operations effectively ceased during 2015.

	2017	2016	2015
	£’000	£’000	£’000
Research and development spend on MidaSol Therapeutics	-	-	776
Year-end receivable due from joint operation partner	-	-	219

16	Trade and other receivables

	2017	2016	2015
	£’000	£’000	£’000

Trade receivables	2,232	1,428	985
Prepayments	627	586	685
Other receivables	848	873	1,213

Total trade and other receivables	3,707	2,887	2,883
Less: non-current portion (rental deposit and on bond)	(465)	(448)	(387)

Current portion	3,242	2,439	2,496

Trade and other receivables do not contain any impaired assets.  The Group does not hold any collateral as security and the maximum exposure to credit risk at the Consolidated Statement of Financial Position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2017, 2016 and 2015.

17	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2017	2016	2015
	£’000	£’000	£’000

Cash at bank available on demand	13,204	17,608	16,175
There were no significant non-cash transactions during the year.

During the year, cash inflows arose from an equity financing transaction, included within financing activities on the face of the cash flow statement.

	2017	2016	2015
	£’000	£’000	£’000
Funds raised on Public Offering	6,157	16,673	-
Costs of raising funds on Public Offering	(429)	(1,105)	-
	5,728	15,568	-

The following changes in liabilities arose as a result of financing activities during the year:

	Non-current liabilities, borrowings	Current liabilities, borrowings	Total
	£’000	£’000	£’000
At 1 January 2017	-	23	23
Cash Flows	5,249	(12)	5,237
Foreign Exchange	(42)	-	(42)
At 31 December 2017	5,207	11	5,218

18	Inventories

	2017	2016	2015
	£’000	£’000	£’000

Work in progress	-	-	230
Finished goods	941	817	229
Total inventories	941	817	459

A reserve is maintained against inventory that is not expected to be sold before its sell by date. The resulting charge to the comprehensive statement of income for the year was £151k (2016: £287k, 2015: Nil).

19	Trade and other payables

	2017	2016	2015
Current	£’000	£’000	£’000

Trade payables	2,271	3,268	2,285
Other payables	1,141	1,166	35
Accruals	3,090	2,003	3,101

Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	6,502	6,437	5,421

Tax and social security	359	670	183
Deferred revenue	1,141	1,300	1,480

Total trade and other payables	8,002	8,407	7,084

Book values approximate to fair value at 31 December 2017, 2016 and 2015.

All current trade and other payables are payable within 3 months of the period end date shown above.

Government grants

The Group received development grant funding from the European Union under the Horizon 2020 “Nanofacturing” project, a European Union funded programme to develop a scalable manufacturing platform for the production of nanopharmaceutical products.  Midatech is participating in this programme, along with seven other entities, through two Group companies, Midatech Pharma España (“MPE”), which is acting as project coordinator, and Midatech Limited (“MTL”). The project commenced in February 2015 and is scheduled to complete in January 2019. £840k (2016: £547k) of revenue has been recognised during the year in relation to this project and £1.11m (2016: £1.24m) of the deferred revenue balance relates to funds received but not yet recognised.

Government grants/loans in Spain

Five tranches of government loans have been received by Midatech Pharma Espana SL (formerly Midatech Biogune SL) for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry an interest rate below the market rate, and are repayable over periods through to 2022. The loans carry default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The debt element of the government loans is designated within note 20 as borrowings, the gross contractual repayment of the loans is disclosed in note 22.

20	Borrowings

	2017	2016	2015
	£’000	£’000	£’000
Current
Bank loans	11	23	9
Finance lease	39	31	70
Government and research loans	311	484	363

Total	361	538	442

Non-current
Bank loans	5,207	-	20
Finance lease	29	52	68
Government and research loans	949	1,568	1,420

Total	6,185	1,620	1,508

Book values approximate to fair value at 31 December 2017, 2016 and 2015.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

The Group had $8m of undrawn committed borrowing facilities at year end.

Midcap Loan Facility

In December 2017, Midatech Pharma entered into a secured loan agreement with Midcap Financial Trust (MidCap). The total facility is for $15m to be drawn down in three separate tranches.  Interest is charged on the outstanding balance of the loan at an annual rate of LIBOR plus 7.5% subject to a LIBOR floor of 1.25%.  MidCap was granted 247,881 warrants to purchase shares which was equal to 2% of the amount funded divided by the Exercise Price of £0.42. The Exercise Price was calculated as the average closing price for the 30-day period prior to the date of grant. The loan is secured against the assets of the group.

The first tranche of $7m was drawn down on 28 December 2017 and is disclosed under bank loans.

21	Derivative financial liability - current

	2017	2016	2015
	£’000	£’000	£’000

Equity settled derivative financial liability	-	400	1,573

At 1 January/on acquisition – 5 December 2015	400	1,573	3,211

Gain recognised in finance income within the consolidated statement of comprehensive income	(400)	(1,173)	(1,638)

At 31 December	-	400	1,573

Equity settled derivative financial liability is a liability that is not to be settled for cash. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. Fair value is determined in the manner described in note 22. A key input in the valuation of the instrument is the Company share price. The share price of the Company reduced from £2.65 at the date of acquisition of DARA Biosciences, Inc. to £1.74 at 31 December 2015, resulting in a gain of £1.64m on re-measurement, which was credited to finance income in 2015.

At 31 December 2016, some 398,315 options and 16,664 warrants had lapsed, as described in note 11.  In addition, the share price had fallen to £1.18, which resulted in a gain of £1.17m on re-measurement, which was credited to finance income in 2016.

At 31 December 2017 a further 166,058 options and 489,318 warrants had lapsed and the share price had fallen to £0.36 which results in a gain of £0.40m on re-measurement which was credited to finance income during 2017.

22	Financial instruments - risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk
•	Foreign exchange risk
•	Liquidity risk

In common with all other businesses, the Group is exposed to risks that arise from its use of financial instruments. This note describes the Group's objectives, policies and processes for managing those risks and the methods used to measure them. The Board does not believe that its risk exposure to financial instruments, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note has changed in the past year.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables
•	Cash and cash equivalents
•	Trade and other payables
•	Accruals
•	Loans and borrowings
•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets - loans and receivables

	2017	2016	2015
	£’000	£’000	£’000

Cash and cash equivalents	13,204	17,608	16,175
Trade receivables	2,232	1,428	985
Other receivables	848	873	1,213

Total financial assets	16,284	19,909	18,373

Financial liabilities - amortised cost

	2017	2016	2015
	£’000	£’000	£’000

Trade payables	2,271	3,268	2,285
Other payables	1,141	1,166	35
Accruals	3,090	2,003	3,101
Borrowings	6,546	2,158	1,950

Total financial liabilities - amortised cost	13,048	8,595	7,371

Financial liabilities – fair value through profit and loss – current

	2017	2016	2015
	£’000	£’000	£’000

Equity settled derivative financial liability	-	400	1,573

General objectives, policies and processes

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Group’s Management.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below:

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis.

The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 11:

Financial liabilities	Fair value as at 31/12/2017	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	-	Level 3	Black Scholes option pricing model	Volatility rate of 42.5%determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 8.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Given that the fair value of the equity settled financial derivative liability is nil, it is not sensitive to changes in volatility or expected life.  In 2016, if the above unobservable volatility input to the valuation model had been 10% higher while all other variables were held constant, the carrying amount of shares would have increased by £94k. If the above unobservable expected life input to the valuation model had been 1 year shorter while all other variables were held constant, the carrying amount of shares would have decreased by £133k.

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2016: increase by £2k).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to a business combination.

Credit risk

Credit risk is the risk of financial loss to the Group if a development partner or a counterparty to a financial instrument fails to meet its contractual obligations. The Group is mainly exposed to credit risk from amounts due from collaborative partners which is deemed to be low.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.
The Group does not enter into derivatives to manage credit risk.

Quantitative disclosures of the credit risk exposure in relation to financial assets are set out in note 16. This includes details regarding trade and other receivables, which are neither past due nor impaired.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Cash in bank

The Group is continually reviewing the credit risk associated with holding money on deposit in banks and seeks to mitigate this risk by holding deposits with banks with high credit status.

Foreign exchange risk

Foreign exchange risk arises because the Group has a material operation located in Bilbao, Spain, and operations in the US whose functional currencies are not the same as the functional currency of the Group. The Group’s net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into sterling. Given the levels of materiality, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency; the Group’s transactions outside the UK to the US, Europe and Australia drive foreign exchange movements where suppliers invoice in currency other than sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2017	2016	2015
	£’000	£’000	£’000

Cash and cash equivalents:
Pounds Sterling	6,116	10,229	14,494
US Dollar	5,362	2,186	819
Euro	1,632	5,143	862
Other	94	50	-

Total	13,204	17,608	16,175

The table below shows the foreign currency exposure that give rise to net currency gains and losses recognised in the consolidated statement of comprehensive income. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 31 December 2017, these exposures were as follows:

	2017	2016	2015
	£’000	£’000	£’000

Net Foreign Currency Assets/(Liabilities):
US Dollar	4,459	(206)	(1,691)
Euro	(362)	2,655	77
Other	95	58	(8)

Total	4,192	2,507	(1,622)

Foreign currency sensitivity analysis

The most significant currencies in which the Group transacts, other than Pounds Sterling, are the US Dollar and the Euro. The Group also trades in other currencies in small amounts as necessary.

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2017	US Dollar	Euro	Other
	£’000	£’000	£’000

Loss before tax	307	(89)	-
Total equity	307	(89)	-

Year ended 31 December 2016	US Dollar	Euro	Other
	£’000	£’000	£’000

Loss before tax	521	(73)	(55)
Total equity	521	(73)	(55)

In the year ended 31 December 2015, this foreign currency exposure risk was not considered material. In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year-end exposure does not reflect the exposure during the year.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In Q4 2017, as disclosed in Note 20, Midatech entered into a secured loan agreement with MidCap to reduce its short to medium term funding risk. This loan is secured against all assets of the Group.

The Group’s current financial position is such that the Board does not consider there to be a short-term liquidity risk however the Board will continue to monitor long term cash projections in light of the development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2017	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	6,502	-	-	-	-
Bank loans	120	359	2,201	3,926	-
Finance leases	16	25	30	-	-
Government research loans	43	268	467	545	47
Total	6,681	649	2,698	4,471	47

2016	Up to 3 months		Between 3 and 12 months		Between 1 and 2 years		Between 2 and 5 years		Over 5 years
	£	’000	£	’000	£	’000	£	’000	£	’000

Trade and other payables		6,437		-		-		-		-
Bank loans		3		8		11		4		-
Finance leases		7		26		30		33		-
Government research loans		-		449		269		761		393
Total		6,447		483		310		798		393

2015	Up to 3 months		Between 3 and 12 months		Between 1 and 2 years		Between 2 and 5 years		Over 5 years
	£	’000	£	’000	£	’000	£	’000	£	’000

Trade and other payables		5,421		-		-		-		-
Bank loans		2		7		9		13		-
Finance leases		7		71		27		56		-
Government research loans		36		352		195		644		755
Total		5,466		430		231		713		755
More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 19

•	Loans and borrowings – note 20

Capital risk management

The Group monitors capital which comprises all components of equity (i.e. share capital, share premium, foreign exchange reserve and accumulated deficit).

The Group’s objectives when maintaining capital are:

•	to safeguard the entity’s ability to continue as a going concern; and

•	to have sufficient resource to take development projects forward towards commercialisation.

The Group continues to incur substantial operating expenses. Until the Group generates positive net cash inflows from the commercialisation of its products it remains dependent upon additional funding through the injection of equity capital and government funding. The Group may not be able to generate positive net cash inflows in the future or to attract such additional required funding at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focused portfolio of products under development and keeping shareholders informed of progress.

There have been no changes to the Group’s objectives, policies and processes for managing capital and what the Group manages as capital, unless otherwise stated in this note, since the past year.

23	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account is as shown below:

	2017	2016	2015
	£’000	£’000	£’000

Liability at 1 January	-	6,547	354
Arising on business combination	-	-	6,191
Credited to income on impairment and amortisation of intangibles	-	(5,509)	-
Credited to income statement	-	(1,740)	(131)
Foreign exchange gain	-	702	133
Liability at 31 December	-	-	6,547

The movement on the deferred tax account in 2017 is Nil as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

A deferred tax liability has arisen due to deferred tax on intangible assets acquired in 2015.

An intangible asset was impaired in the financial statements for the year ended 31 December 2016 by £11.4m which resulted in a £4.6m tax credit being recognised in the income statement.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses	Unrecognised deferred tax asset
	£’000	£’000

31 December 2015	23,286	4,191
31 December 2016	26,956	5,049
31 December 2017	38,377	6,639

With the exception of the £2.6m (2016: £3.7m: 2015: £1.6m) deferred tax asset which qualifies for offset against the deferred tax liabilities arising on the acquisitions of Midatech Pharma (Wales) Limited and Midatech Pharma US, the remaining potential deferred tax asset of £9.5m (2016: £8.1m) has not been provided in these accounts due to uncertainty as to the whether the asset would be recovered.

Details of the deferred tax liability are as follows:

2017	Asset	Liability	Net
	£’000	£’000	£’000

Business Combinations	2,599	(2,599)	-

2016	Asset	Liability	Net
	£’000	£’000	£’000

Business Combinations	3,668	(3,668)	-

2015	Asset	Liability	Net
	£’000	£’000	£’000

Business Combinations	1,625	(8,172)	(6,547)

24	Share capital

	2017	2017	2016	2016	2015	2015
Authorised, allotted and fully paid – classified as equity	Number	£	Number	£	Number	£

At 1 January
Ordinary shares of £0.00005 each	61,084,135	3,054	48,699,456	2,435	33,467,504	1,673
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001

Total		1,003,055		1,002,436		1,001,674

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each. Ordinary and Deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Midatech Pharma plc

Shares classified as equity
The holders of ordinary shares in the capital of the Company have the following rights:

(a)	to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder.
(b)	to receive such dividend as is declared by the Board on each share held.

The holders of Deferred Shares in the capital of the Company:

(a)	shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company;
(b)	shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the Deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The Company has the authority to purchase the Deferred Shares and may require the holder of the Deferred Shares to sell them for a price not exceeding 1p for all the Deferred Shares.

		Ordinary Shares	Deferred Shares	Share Price	Total consideration
		Number	Number	£	£’000
2015
As at 1 January 2015		27,794,258	1,000,001		32,000

24 April 2015	Exercise of employee share options	16,500	-	0.00005	-
25 September 2015	Exercise of employee share options	10,000	-	0.00005	-
4 December 2015	Share issue on acquisition of DARA BioSciences, Inc.	5,422,028	-	2.63	14,240
23 December 2015	Deferred consideration re: acquisition of Q Chip Limited	224,718	-	2.67	600
As at 31 December 2015		33,467,504	1,000,001		46,840
2016
1 July 2016	Deferred consideration re: acquisition of Q Chip Limited	74,908	-	2.67	200
31 October 2016	Placing and Open Offer (costs shown in note 17)	15,157,044	-	1.10	16,673
As at 31 December 2016		48,699,456	1,000,001		63,713
2017
19 May 2017	Share issue to SIPP trustee (see note 28)	20,000	-	0.00005	1
16 October 2017	Placing and Open Offer (shown in note 17)	12,314,679	-	0.5	6,157
7 November 2017	Share issue to SIPP trustee (see note 28)	50,000	-	0.00005	3
As at 31 December 2017		61,084,135	1,000,001		69,874

25	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger relief.
Shares to be issued	Shares for which consideration has been received but which are not yet issued and which form part of consideration in a business combination.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

26	Leases

The Group had commitments under non-cancellable operating leases as set out below:

	Land and
	buildings	Other

2017	£’000	£’000

Expiring In one year or less	449	8
Expiring Between one and five years	359	32
	808	40

2016	£’000	£’000

Expiring In one year or less	371	7
Expiring Between one and five years	449	28
	820	35

	Land and
	buildings	Other
2015	£’000	£’000

Expiring In one year or less	313	1
Expiring Between one and five years	410	2
	723	3

27	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group.

28	Share-based Payments

Share Options

The Group has issued options over ordinary shares under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme, the Midatech Pharma plc 2016 U.S. Option Plan, which is a sub-plan of the approved UK plan, and unapproved share options awarded to non-UK or non-US staff. In addition, certain share options originally issued over shares in Midatech Ltd under the Midatech Limited 2008 unapproved share option scheme or Midatech Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Midatech Pharma plc under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2017	Granted in 2017	Exercised in 2017	Forfeited in 2017	At 31 Decemb er 2017	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	3,000	-	-	-	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	3,000	-	-	1,000	2,000	£0.075
31 October 2016	50,000	-	-	-	50,000	£1.710
31 October 2016	607,600	-	-	-	607,600	£2.680
14 December 2016	8,000	-	-	-	8,000	£1.550
14 December 2016	10,000	-	-	-	10,000	£1.700
14 December 2016	3,000	-	-	3,000	-	£1.710
14 December 2016	3,000	-	-	3,000	-	£1.730
14 December 2016	3,000	-	-	3,000	-	£1.740
14 December 2016	40,000	-	-	-	40,000	£1.870
14 December 2016	40,000	-	-	-	40,000	£1.880
15 December 2016	197,000	-	-	95,000	102,000	£1.210
19 December 2016	1,110,000	-	-	5,750	1,104,250	£1.210
15 December 2017	-	1,351,250	-	-	1,351,250	£0.46
	3,289,394	1,351,250	-	(110,750)	4,529,894

Options exercisable at 31 December 2017	1,000,469
Weighted average exercise price of outstanding options at 31 December 2017	£1.003
Weighted average exercise price of options exercised in 2017	n/a
Weighted average exercise price of options forfeited in 2017	£1.242
Weighted average exercise price of options granted in 2017	£0.46
Weighted average remaining contractual life of outstanding options at 31 December 2017	8.3 years

28	Share-based payment (continued)

Date of grant	At 1 January 2016	Granted in 2016	Exercised in 2016	Forfeited in 2016	At 31 December 2016	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	(12,500)	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	5,000	-	-	(2,000)	3,000	£0.075
31 October 2016	-	50,000	-	-	50,000	£1.710
31 October 2016	-	607,600	-	-	607,600	£2.680
14 December 2016	-	8,000	-	-	8,000	£1.550
14 December 2016	-	10,000	-	-	10,000	£1.700
14 December 2016	-	3,000	-	-	3,000	£1.710
14 December 2016	-	3,000	-	-	3,000	£1.730
14 December 2016	-	3,000	-	-	3,000	£1.740
14 December 2016	-	40,000	-	-	40,000	£1.870
14 December 2016	-	40,000	-	-	40,000	£1.880
15 December 2016	-	197,000	-	-	197,000	£1.210
19 December 2016		1,110,000	-	-	1,110,000	£1.210
	1,232,294	2,071,600	-	(14,500)	3,289,394

Options exercisable at 31 December 2016	468,194
Weighted average exercise price of outstanding options at 31 December 2016	£1.234
Weighted average exercise price of options exercised in 2016	n/a
Weighted average exercise price of options forfeited in 2016	£3.446
Weighted average exercise price of options granted in 2016	£1.685
Weighted average remaining contractual life of outstanding options at 31 December 2016	8.6 years

Date of grant	At 1 January 2015	Granted in 2015	Exercised in 2015	Forfeited in 2015	At 31 December 2015	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	-	15,500	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	59,666	-	-	(17,900)	41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19
3 April 2014	26,500	-	(26,500)	-	-	£0.075
9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	11,000	-	-	(6,000)	5,000	£0.075
	1,282,694	-	(26,500)	(23,900)	1,232,294

Options exercisable at 31 December 2015	366,044
Weighted average exercise price of outstanding options at 31 December 2015	£0.502
Weighted average exercise price of options exercised in 2015	£0.075
Weighted average exercise price of options forfeited in 2015	£4.193
Weighted average exercise price of options granted in 2015	n/a
Weighted average remaining contractual life of outstanding options at 31 December 2015	7.8 years

All of the 1,351,250 options granted during 2017, contain the following conditions:

•	25% (i.e. 337,812 options) become eligible to vest on the first anniversary of the relevant date of grant; and
•
A further 6.25% (i.e. 84,453 options) vest every 3 months following the first anniversary of the date of grant such that by the fourth anniversary all 1,351,250 options shall have be eligible for vesting.

•	All vesting is subject to the 20-VWAP share price reaching £1 at any time during the life of the option.

Of the 2,071,600 options granted during 2016, 1,981,600 options contain the following conditions:

•	25% (i.e. 495,400 options) vest on the first anniversary of the relevant date of grant; and
•	A further 6.25% (i.e. 123,850 options) vest every 3 months following the first anniversary of the date of grant such that by the fourth anniversary all 1,981,600 options shall have vested.
•
607,600 of these options related to 2015 but the acquisition of DARA BioSciences and other activities during that year meant that there was insufficient time during Open periods to make the awards until 2016. However, the effective date of grant and hence basis for vesting was in 2015. As a result, 151,900 of these options had vested by 31 December 2016.

The remaining 90,000 options granted during 2016 contained the following conditions:

•
Vesting was conditional on the same time-based vesting criteria noted above and also on the Midatech Pharma US, Inc. business achieving a revenue target for the year ended 31 December 2017. This target was not met and the options have therefore lapsed.

Otherwise the main vesting condition of all share options is that the Director or employee remain employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise.

The following information is relevant in the determination of the fair value of options granted during the year 2017 under the equity share based remuneration schemes operated by the Group.

2017
Number of options	1,351,250
Option pricing models used	Monte-Carlo
Share price	£0.41*
Exercise price of options issued in year	£0.46
Contractual life	10 years
Expected life	5 years
Volatility	42.5%**
Expected dividend yield	0%
Risk free rate	0.73%

*	The share price used in the determination of the fair value of the options granted in 2017 was the share price on the date of grant.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The following information is relevant in the determination of the fair value of options granted during the year 2016 under the equity share based remuneration schemes operated by the Group.

2016
Number of options	2,071,600
Option pricing models used	Black Scholes
Share price	£1.143-£1.19*
Exercise price of options issued in year	£1.21-£2.68
Contractual life	10 years
Expected life	5 years
Volatility	40%**
Expected dividend yield	0%
Risk free rate	0.63%-0.74%

*	The share price used in the determination of the fair value of the options granted in 2016 was the average of the opening and closing share prices on the date of grant.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

All other share options relate to the Midatech Limited 2008 unapproved share option scheme.

Share Incentive Plan

In April 2017 the Group set up the Midatech Pharma Share Incentive Plan (MPSIP). Under the MPSIP, Group employees and directors can acquire ordinary shares in the Company via a salary sacrifice arrangement.  Midatech grants matching shares for every share bought.  In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition.  All shares purchased by the MPSIP are held by an Employee Benefit Trust that is not under the control of Midatech.  Shares must be left in the plan for 5 years to qualify for full income tax and NIC relief.

29	Capital commitments

The Group had no capital commitments at 31 December 2017, 31 December 2016 and 31 December 2015.

30	Related party transactions

Details of Directors’ remuneration are given on page 27 and in note 5.

Transactions with Monosol RX, LLC

The Directors considered Monosol RX, LLC (“Monosol”) to be a related party by virtue of the fact that Monosol was a shareholder of the Company and a collaborative partner in the MidaSol Therapeutics joint operation.

During the prior period, due to cessation of activities within the MidaSol joint operation no monies were receivable from Monosol (2016: nil, 2015: £317K) for research services. Amounts receivable in prior years were credited to research and development expenditure.  The year-end receivable due from Monosol was nil (2016: nil, 2015: £219K). As a result of the cessation of activities, Monosol ceased to be a related party on 2 May 2016.Monosol is also the licensor of the Company’s Zuplenz® product.  In this capacity, the Group incurred royalty costs up to the date at which it ceased to be a related party in 2016 of £187.7k, payable to Monosol (2015: nil).  The 2016 year-end payable to Monosol was £48.7k (2015: nil).

Transactions with Preci-Health

The Directors consider Preci-Health SA (“Preci-Health) to be a related party by virtue of the fact that there is a common director with the Company.

During the year, £44.4k was invoiced to Preci-Health for research services, and credited to revenue. This was paid by Preci-Health during the year. There were no transactions with Preci-Health in earlier periods.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2017, 2016 or 2015 regarding related party transactions.

31	Contingent liabilities

The Group had no contingent liabilities at 31 December 2017, 31 December 2016 and 31 December 2015.

32	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.